Exhibit 2.1
Execution Copy
MEMBERSHIP INTEREST PURCHASE AGREEMENT
BY AND BETWEEN
HYDRO GULF OF MEXICO, INC.,
and
MARINER ENERGY, INC.

INDEX

ARTICLE 1 DEFINITIONS	1
1.1 Definitions	1

ARTICLE 2 SALE OF INTERESTS	11
2.1 Purchase Price	11
2.2 Purchase Price Adjustments	12
2.3 Preliminary Settlement Statement	13
2.4 Final Settlement Statement	14
2.5 Post-Closing Revenues	14
2.6 Post-Closing Expenses	14
2.7 Purchase Price Allocation	15
2.8 Deposit	15

ARTICLE 3 ACCESS/TITLE MATTERS/CASUALTIES/TRANSFER RESTRICTIONS/ENVIRONMENTAL MATTERS	16
3.1 Access	16
3.2 The Company’s Title	16
3.3 Notice of Title Defects; Defect Adjustments	17
3.4 Casualty or Condemnation Loss	20
3.5 Insurance	21
3.6 Preferential Purchase Rights and Consents to Assign	21
3.7 Environmental Defects	22
3.8 NORM, Wastes and Other Substances	25

ARTICLE 4 ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES	25
4.1 Opportunity for Review	25
4.2 Seller’s Indemnity Obligation	25
4.3 Buyer’s Indemnity Obligation	26
4.4 Claim Periods, Deductible, Threshold and Cap	26
4.5 Notice of Claims	28
4.6 Defense of Non-Party Claims	28
4.7 Insurance, Taxes	29
4.8 Waiver of Certain Damages	29
4.9 Survival of Claims	29
4.10 Exclusive Remedy	29
4.11 Extent of Indemnification	30
4.12 Disclaimer of Application of Anti-Indemnity Statutes	30
4.13 Waiver of Right to Rescission	30

ARTICLE 5 DISCLAIMERS	30
5.1 Disclaimer — Representations and Warranties	30
5.2 Disclaimer — Statements and Information	31

ARTICLE 6 SELLER’S REPRESENTATIONS AND WARRANTIES	31
6.1 Organization and Good Standing	31
6.2 Authority; Authorization of Agreement	31
6.3 No Violations	32
  i

6.4 Legal Proceedings	32
6.5 Bankruptcy	32
6.6 Foreign Person	32
6.7 The Interests	32
6.8 Subsidiaries	33
6.9 The Company	33
6.10 Taxes	33
6.11 Material Contracts	34
6.12 No Violation of Laws	34
6.13 Preferential Rights	35
6.14 Restrictions on Assignment	35
6.15 Royalties, Etc	35
6.16 Bank Accounts	35
6.17 No Employees	35
6.18 No Employee Benefits	35
6.19 Environmental	35
6.20 Imbalances	36
6.21 Current Commitments	36
6.22 Derivatives	36
6.23 Insurance	36

ARTICLE 7 BUYER’S REPRESENTATIONS AND WARRANTIES	36
7.1 Organization and Good Standing	36
7.2 Authority; Authorization of Agreement	36
7.3 No Violations	37
7.4 SEC Disclosure	37
7.5 Claims, Disputes and Litigation	37
7.6 Bankruptcy	37
7.7 Independent Evaluation	37
7.8 Financing	37

ARTICLE 8 COVENANTS	38
8.1 Release of Contribution Claim	38
8.2 Conduct of Business	38
8.3 Return of Information	39
8.4 Excluded Assets	39
8.5 Governmental Bonds	39
8.6 Transitional Services	40
8.7 Drilling Well	40
8.8 Intercompany Agreements	40

ARTICLE 9 CONDITIONS PRECEDENT TO CLOSING	40
9.1 Conditions Precedent to Seller’s Obligation to Close	40
9.2 Conditions Precedent to Buyer’s Obligation to Close	41
9.3 Conditions Precedent to Obligation of Each Party to Close	41

ARTICLE 10 THE CLOSING	42
10.1 Closing	42
10.2 Obligations of Seller at Closing	42

10.3 Obligations of Buyer at Closing	42

ARTICLE 11 TERMINATION	42
11.1 Grounds for Termination	42
11.2 Effect of Termination	43
11.3 Confidentiality	43

ARTICLE 12 ARBITRATION	44
12.1 Arbitration	44

ARTICLE 13 MISCELLANEOUS	46
13.1 Notices	46
13.2 Names	47
13.3 Transactional Costs	47
13.4 Expenses	48
13.5 Records in Seller’s Possession	48
13.6 Generally Accepted Accounting Principles	48
13.7 Further Assurances	48
13.8 Amendments, Waivers, Rights Cumulative and Severability	48
13.9 Successors and Assigns	49
13.10 Headings	49
13.11 Governing Law	49
13.12 No Partnership Created	49
13.13 Public Announcements	49
13.14 No Third Party Beneficiaries	49
13.15 Construction	49
13.16 Schedules	50
13.17 Conspicuousness of Provisions	50
13.18 Execution in Counterparts	50
13.19 Entire Agreement	50
13.20 Like-Kind Exchange	50

EXHIBITS AND SCHEDULES

EXHIBIT A	LEASES AND WELLS
EXHIBIT B	OTHER ASSETS
EXHIBIT C	CERTIFICATE
EXHIBIT D	NON-FOREIGN CERTIFICATE
EXHIBIT E	ASSIGNMENT
EXHIBIT F	TITLE INDEMNITY AGREEMENT
EXHIBIT G	ACCESS AGREEMENT
EXHIBIT H	TRANSITION SERVICES AGREEMENT
EXHIBIT I	PARENT COMPANY GUARANTY

SCHEDULE 1.1(a)	SELLER’S KNOWLEDGE
SCHEDULE 1.1(b)	BUYER’S KNOWLEDGE
SCHEDULE 2.7	PURCHASE PRICE ALLOCATION
SCHEDULE 6.4	LEGAL PROCEEDINGS
SCHEULE 6.9(a)	FOREIGN QUALIFICATIONS
SCHEDULE 6.9(e)	BALANCE SHEET LIABILITIES
SCHEDULE 6.10	TAXES
SCHEDULE 6.11	MATERIAL CONTRACTS
SCHEDULE 6.12	NO VIOLATION OF LAW
SCHEDULE 6.14	RESTRICTIONS ON ASSIGNMENT
SCHEDULE 6.16	BANK ACCOUNTS
SCHEDULE 6.18	BENEFIT PLANS
SCHEDULE 6.19	ENVIRONMENTAL MATTERS
SCHEDULE 6.20	GAS IMBALANCES
SCHEDULE 6.21	CURRENT COMMITMENTS
SCHEDULE 6.23	INSURANCE POLICIES
SCHEDULE 8.2	INTERIM PERIOD ACTIONS

MEMBERSHIP INTEREST PURCHASE AGREEMENT
     THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is dated the [___] day of December, 2007, by and between HYDRO GULF OF MEXICO, INC., a Delaware corporation (“Seller”) and MARINER ENERGY, INC., a Delaware corporation (the “Buyer”). Seller and Buyer are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”.
     WHEREAS, Seller desires to sell and Buyer desires to purchase all of the issued and outstanding membership interests (the “Interests”) of Hydro Gulf of Mexico, LLC, a Delaware limited liability company (the “Company”); and
     WHEREAS, the Parties have reached agreement regarding the sale and purchase of the Interests:
     NOW, THEREFORE, based on the mutual covenants and agreements herein contained, the Parties agree as follows:
ARTICLE 1
DEFINITIONS
     1.1 Definitions. In this Agreement, capitalized terms have the meanings provided in this Section, unless defined elsewhere in this Agreement. All defined terms include both the singular and the plural of such terms. All references to Sections refer to Sections in this Agreement and all references to Exhibits or Schedules refer to Exhibits or Schedules attached to and made a part of this Agreement. When the term “herein” is used in this Agreement, reference is made to the entire Agreement and not to any particular Section or subparagraph of a Section. The word “including” shall mean including without limitation.
     “AAA” means the American Arbitration Association.
     “Access Agreement” shall have the meaning set forth in Section 3.7(b).
     “Accounting Referee” means the accounting firm of PricewaterhouseCoopers, or such other nationally recognized United States based accounting firm as is mutually agreed upon by the Parties, together with any experts such firm may require in order to settle a particular dispute.
     “Adjusted Purchase Price” has the meaning set forth in Section 2.1.
     “AFE’s” has the meaning set forth in Section 6.21.
     “Affiliate” means any Person that, directly or indirectly, through one or more entities, controls or is controlled by or is under common control with the Person specified. For the purpose of the immediately preceding sentence, the term “control” means the power to direct or cause the direction of the management of such Person, whether through the ownership of voting securities or by contract or agency or otherwise. For purposes of this Agreement and notwithstanding anything herein to the contrary, prior to Closing, the Company shall be considered an Affiliate of Seller, and from and after Closing, the Company shall be considered an Affiliate of Buyer and not Seller.
     “Aggregate Deductible” shall mean $5,000,000; and the Aggregate Deductible has been reached once (A) the sum of (1) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold, in the aggregate, excluding any Title Defects cured by Seller, plus (2) the Remediation Amounts of all Environmental Defects, that exceed the Individual Environmental Threshold, in the aggregate, excluding any Environmental Defects cured by Seller, plus (3) all amounts for which Seller would be required to indemnify the Buyer Group pursuant to Section 4.2(a) (without regard to any Dollar or materiality qualifiers in Seller’s representations and warranties (except for its representations and warranties under Sections 6.11(a) and 6.21)) and 4.2(f) exceeds (B) the Aggregate Deductible.
     “Agreement” has the meaning set forth in the introductory paragraph, together with all Exhibits and Schedules attached hereto.
     “Allocated Values” has the meaning set forth in Section 2.7.
     “Arbitrable Dispute” means, except for disputes to be resolved by the Accounting Referee, Title Arbitrator or Environmental Arbitrator as provided in this Agreement, any and all disputes arising under, related to, or in connection with this Agreement, the Transition Services Agreement, or any of the transactions contemplated hereby.
     “Assets” means the Leases, the assets set forth on Exhibit B and the Personal Property.
     “Assignment” means a document in the form of Exhibit E.
     “Benefit Plan” means: (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (b) each plan that would be an “employee benefit plan”, as such term is defined in Section 3(3) of ERISA, if it were subject to ERISA, such as foreign plans and plans for directors, (c) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock, or other equity-based plan, and (d) each bonus or incentive compensation plan, or other compensation agreement, contract or arrangement.
     “BLM” shall mean the Bureau of Land Management.
     “Business Day” means a Day, except Days when federally chartered banks in the United States are required to be closed.
     “Buyer” has the meaning set forth in the introductory paragraph.
     “Buyer Group” means (a) Buyer and its officers, directors, agents, representatives, consultants and employees and (b) Buyer’s Affiliates and their officers, directors, agents, representatives, consultants and employees.
     “Buyer Representatives” has the meaning as set forth in Section 3.1(a).

     “Casualty Loss” means any loss, damage or reduction in value of the Assets that occurs during the period between the date of this Agreement and Closing as a result of acts of God, fire, explosion, earthquake, windstorm, flood, drought, but excluding any loss, damage or reduction in value as a result of depreciation, ordinary wear and tear and any change in condition of the Assets for production of Hydrocarbons through normal depletion or other mechanical failure (including the watering-out of any well, collapsed casing or sand infiltration of any well).
     “Certificate” means a document in the form of Exhibit C.
     “Claims” means any and all actual or threatened claims, demands, suits, causes of action, Legal Proceedings, investigations, losses, damages, liabilities, fines, penalties and costs (including attorneys’ fees and costs of litigation).
     “Claimant” has the meaning set forth in Section 12.1 and means either Seller or Buyer, as the context requires.
     “Close” or “Closing” means the consummation of the sale of the Interests from Seller to Buyer, including execution and delivery of all documents and other legal consideration as provided for in this Agreement pursuant to Article 10.
     “Closing Amount” has the meaning set forth in Section 2.1.
     “Closing Date” means January 31, 2008 or if the conditions precedent specified in Sections 9.1 and 9.2 (other than actions to be taken or items to be delivered at Closing) have not been satisfied or waived by such date, then the fifth Business Day following the date on which the conditions precedent specified in Sections 9.1 and 9.2 (other than actions to be taken or items to be delivered at Closing) have been satisfied or waived; provided that Seller and Buyer may mutually agree to delay the Closing Date for up to 30 Days if Buyer has delivered a Title Defect Notice or an Environmental Defect Notice.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company” has the meaning set forth in the recitals.
     “Confidentiality Agreement” means that certain Confidentiality Agreement dated November 14, 2007 between Statoil Gulf of Mexico LLC and Buyer.
     “Confidentiality Agreement (Seller)” means that certain letter agreement dated December 19, 2007 between Seller and Buyer.
     “Contract” means any written or oral contract, agreement, agreement regarding indebtedness, indenture, debenture, note, bond, loan, collective bargaining agreement, lease, mortgage, franchise, license agreement, purchase order, binding bid, commitment, guaranty, letter of credit or any other legally binding arrangement, excluding, however, any oil and gas lease, easement, right-of-way, permit or other instrument creating or evidencing an interest in the Leases or a real or immovable property related to or used in connection with the operations of any oil and gas property.

     “Cure Period” shall have the meaning set forth in Section 3.3(c).
     “Customary Post-Closing Consents” means consents and approvals from Governmental Authorities that are customarily obtained after Closing in connection with a transaction similar to the one contemplated by this Agreement.
     “Day” means a calendar day consisting of twenty-four (24) hours from midnight to midnight.
     “Defensible Title” shall mean such title of the Company with respect to the Assets (other than Contracts or Records) that, subject to Permitted Encumbrances:
          (ii) with respect to each Lease (or the specified zone(s) therein) shown in Exhibit A, entitles the Company to receive the Net Revenue Interest shown in Exhibit A for such Lease (or the specified zone(s) therein) throughout the duration of the productive life of such Lease (or the specified zone(s) therein), except for (A) decreases in connection with those operations in which the Company may from and after the date of this Agreement be a non-consenting co-owner, (B) decreases resulting from the establishment or amendment from and after the date of this Agreement of pools or units, (C) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, and (D) as otherwise stated in Exhibit A;
          (iii) with respect to each Lease (or the specified zone(s) therein) shown in Exhibit A, obligates the Company to bear the Working Interest shown in Exhibit A for such Lease (or the specified zone(s) therein) not greater than the Working Interest shown in Exhibit A for such Lease (or the specified zone(s) therein) without increase throughout the productive life of such Lease (or the specified zone(s) therein), except (A) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements, (B) increases to the extent that they are accompanied by a proportionate increase in the Company’s Net Revenue Interest, and (iii) as otherwise stated in Exhibit A;
          (iv) with respect to Assets other than the Leases or Wells (or the specified zone(s) therein), is defensible; and
          (v) is free and clear of all Encumbrances.
     “Deposit” has the meaning set forth in Section 2.8(a).
     “Designated Covenants” means the covenants and agreements set forth in Articles 3 and 10 and Sections 8.4, 8.7, 8.8, 11.3 and 13.3.
     “Dollars” means United States Dollars.
     “Effective Time” means January 1, 2008, at 12:01 a.m., Central Standard Time.
     “Encumbrance” shall mean any lien, security interest, pledge, charge or encumbrance.
     “Environmental Arbitrator” shall have the meaning set forth in Section 3.7(e).

     “Environmental Condition” shall mean (a) a condition existing on the date of this Agreement with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes an Asset (or Seller with respect to an Asset) not to be in compliance with any Environmental Law or (b) the existence as of the date of this Agreement with respect to the Assets or the operation thereof of any environmental pollution, contamination, degradation, damage or injury that presently requires investigation or remedial or corrective action (or if known, would presently require such investigation or action) under Environmental Laws.
     “Environmental Defect” shall mean an Environmental Condition with respect to an Asset that is not set forth in Schedule 6.19.
     “Environmental Defect Notice” shall have the meaning set forth in Section 3.7(a).
     “Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Occupational Safety and Health Act of 1970; and all similar Laws of any Governmental Authority having jurisdiction addressing pollution or protection of the environment or safety and all amendments to such Laws and all regulations implementing any of the foregoing. The term “Environmental Laws” does not include any changes in Laws occurring after the Closing Date.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Excluded Assets” means the assets of the Company other than the Assets.
     “Final Settlement Statement” has the meaning set forth in Section 2.4.
     “GAAP” has the meaning set forth in Section 13.6.
     “Governmental Authority” means any federal, state, local, municipal or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.
     “Hazardous Substances” shall mean any pollutants, contaminants, toxics or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including NORM and other substances referenced in Section 3.8.
     “Hydrocarbons” means oil, gas and other hydrocarbons.
     “Imbalance” means the Hydrocarbons imbalances set forth on Schedule 6.20, as updated to reflect changes as of the Effective Time.

     “Income/Expense Balance” has the meaning set forth in Section 2.3.
     “Indemnity Claim” has the meaning set forth in Section 4.5.
     “Indemnity Claim Notice” has the meaning set forth in Section 4.5.
     “Individual Environmental Threshold” shall have the meaning set forth in Section 3.7(d).
     “Individual Title Defect Threshold” shall have the meaning set forth in Section 3.3(i).
     “Interests” has the meaning set forth in the recitals.
     “Interim Expense” has the meaning set forth in Section 2.2.
     “Interim Income” has the meaning set forth in Section 2.2.
     “Interim Period” has the meaning set forth in Section 2.2.
     “Invasive Activity” means any sampling, boring, drilling, probing, digging or other invasive investigative activity with respect to the Assets.
     “Knowledge” means (a) with respect to Seller, the actual knowledge (without independent investigation) of the individuals set forth on Schedule 1.1(a), and (b) with respect to Buyer, the actual knowledge (without independent investigation) of the individuals set forth in Schedule 1.1(b).
     “Laws” means any and all laws, statutes, ordinances, permits, decrees, writs, injunctions, Orders, codes, judgments, principles of common law, rules or regulations (including Environmental Laws) that are promulgated, issued or enacted by a Governmental Authority having jurisdiction.
     “Leases” shall mean the oil and gas leases more particularly described in Exhibit A, subject to any depth restrictions described in Exhibit A.
     “Legal Proceedings” means any and all proceedings, suits and causes of action by or before any Governmental Authority and all arbitration proceedings.
     “Liabilities” shall mean any and all claims, causes of action, payments, charges, judgments, assessments, liabilities (whether known, unknown, accrued, contingent or otherwise), losses, damages, penalties, fines or costs and expenses, including any attorneys’ fees, legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury or death or property damage.
     “Material Adverse Effect” means an event or circumstance that (a) results in a material adverse effect on the business, Assets, financial condition, or results of operations of the Company taken as a whole or (b) makes impossible the consummation of the transactions contemplated by this Agreement; provided, however, that any actual change or changes in reserves (including any reclassification or recalculation of reserves in the ordinary course of business) or in the prices of Hydrocarbons, ordinary wear and tear and any change in condition of the Assets for production of Hydrocarbons through normal depletion or other mechanical failure (including the watering-out of any well, collapsed casing or sand infiltration of any well), general economic conditions or local, regional, national or international industry or economic conditions (including changes in applicable Laws and changes in financial or market conditions) shall be deemed not to constitute a “Material Adverse Effect.”
     “Material Contracts” has the meaning set forth in Section 6.11(a).
     “MMS” shall mean the Minerals Management Service.
     “Net Revenue Interest”, with respect to any Lease, means the percentage in and to all Hydrocarbons or other substances produced, saved, and sold from or allocated to such Lease, after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests, and other burdens upon, measured by, or payable out of production therefrom.
     “Non-Foreign Certificate” means a document in the form of Exhibit D.
     “Non-Party” means any Person other than (a) a Party and (b) any Party’s respective Affiliates.
     “NORM” shall mean naturally occurring radioactive material.
     “Operative Documents” means those documents referenced in Sections 10.2 and 10.3.
     “Order” means any order, judgment, injunction, non-appealable final order, ruling or decree of any court or other Governmental Authority.
     “Other Assets and Businesses” means (i) assets, properties, Subsidiaries and lines of business that were owned or operated by the Company or any Subsidiary of the Company prior to the conveyance of the Excluded Assets to an Affiliate of the Seller and that are not Assets or Excluded Assets and (ii) lines of business and business activities of the Company and its current and former Subsidiaries other than the ownership or operation of the Assets.
     “Outside Date” has the meaning set forth in Section 11.1(d).
     “Parent Company Guaranty” means a document in the form of Exhibit I.
     “Party” or “Parties” has the meaning set forth in the introductory paragraph.
     “Permitted Encumbrances” means with respect to any Asset any and all of the following:
          (i) consents to assignment and similar contractual provisions affecting such Asset, including those that are set forth on Schedule 6.14 and Customary Post-Closing Consents;

          (ii) preferential rights to purchase and similar contractual provisions affecting such Asset that are set forth on Schedule 6.13;
          (iii) required notices to and filings with a Governmental Authority in connection with the consummation of the transaction contemplated by this Agreement;
          (iv) rights reserved to or vested in a Governmental Authority having jurisdiction to control or regulate such Asset in any manner whatsoever and all Laws of such Governmental Authority;
          (v) rights of use, easements, rights-of-way, permits, licenses, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, ponds, lakes, waterways, canals, ditches, reservoirs, equipment, pipelines, utility lines, railways, streets, roads and structures on, over or through such Asset that do not materially affect or impair the ownership, use or operation of such Asset;
          (vi) liens for Taxes or assessments not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;
          (vii) liens of operators relating to obligations not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;
          (viii) any (A) undetermined or inchoate liens or charges constituting or securing the payment of expenses that were incurred incidental to maintenance, development, production or operation of such Asset or for the purpose of developing, producing or processing Hydrocarbons therefrom or therein, and (B) materialman’s, mechanics’, repairmans’, employees’, contractors’ or other similar liens or charges relating to obligations not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;
          (ix) any liens or security interests created by law or reserved in oil and gas leases for royalty, bonus or rental, or created to secure compliance with the terms of the agreements, instruments and documents or records that create or reserve to the Company its interests in such Asset;
          (x) any obligations or duties affecting such Asset to any municipality or public authority with respect to any franchise, grant, license or permit of record or contained in the Records;
          (xi) the terms and conditions of the instruments creating such Asset and all lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments, reversionary interests and other burdens on or deductions from the proceeds of production created or in existence as of the Effective Time (in each case) that do not operate to reduce the Net Revenue Interest for such Asset (if any) set forth on Exhibit A or increase the Working Interest for such Asset (if any) set forth on Exhibit A without a corresponding increase in the corresponding Net Revenue Interest;
          (xii) title defects that Buyer waives in writing;

          (xiii) Contracts set forth on Schedule 6.11; and
          (xiv) all defects and irregularities affecting such Asset that do not operate to reduce the Net Revenue Interest for such Asset (if any) set forth on Exhibit A, increase the Working Interest for such Asset (if any) set forth on Exhibit A without a corresponding increase in the corresponding Net Revenue Interest, or otherwise interfere materially with the operation, value or use of such Asset.
     “Person” means an individual, group, partnership, corporation, limited liability company, trust or other entity.
     “Personal Property” means the Company’s right, title and interest in and to (i) the Wells (whether producing, operating, shut-in or temporarily abandoned), platforms, tubular goods, equipment and other tangible personal property of every kind and nature located at or on the Leases or primarily used or held for use in connection with the Leases or the Wells on the date of this Agreement or located at or on the assets set forth on Exhibit B or primarily used or held for use in connection with assets set forth on Exhibit B, (ii) Contracts relating to the Assets and (iii) Records relating to the Assets.
     “Preliminary Settlement Statement” has the meaning set forth in Section 2.3.
     “Purchase Price” has the meaning set forth in Section 2.1.
     “Records” means the Company’s books, records and files, including all Contracts and any and all title, Tax (including income Tax to the extent related to the Assets and reasonably required for Buyer’s business purposes and which Buyer agrees to keep confidential), financial, technical, engineering, environmental and safety records and information.
     “Remediation” shall mean, with respect to an Environmental Condition, the implementation and completion of any remedial, removal, response, construction, closure, disposal or other corrective actions required under Environmental Laws to correct or remove such Environmental Condition.
     “Remediation Amount” shall mean, with respect to an Environmental Condition, the present value as of the Closing Date (using an annual discount rate of ten percent (10%)) of the cost (net to the Company’s interest) of the most cost effective Remediation of such Environmental Condition.
     “Respondent” has the meaning set forth in Section 12.1 and means either Seller or Buyer, as the context requires.
     “Seller” has the meaning set forth in the introductory paragraph.
     “Seller Group” means (a) Seller and its officers, directors, agents, representatives, consultants and employees, and (b) Seller’s Affiliates and their officers, directors, agents, representatives, consultants and employees.
     “Seller’s Insurance Policies” has the meaning set forth in Section 3.5.

     “Specified Gas Price” means the NYMEX settlement price for the calendar month of January 2008, as reported in Gas Daily, less adjustments for basis differential and transportation.
     “Specified Oil Price” means the average price of West Texas Intermediate crude oil for the calendar month of December 2007, as reported in Platts, less adjustments for basis differential, grade and transportation.
     “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity of which a majority of the shares of capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other similar managing body of such corporation, partnership, limited liability company or other entity are owned directly or indirectly by such Person.
     “Tax” or “Taxes” means all income, profits, franchise, withholding, ad valorem, employment, social security, disability, occupation, property, severance and excise taxes, together with any interest and penalties with respect thereto, imposed by or on behalf of any Taxing Authority.
     “Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.
     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto.
     “Title Arbitrator” shall have the meaning set forth in Section 3.3(j).
     “Title Benefit” shall mean any right, circumstance or condition that operates (i) to increase the Net Revenue Interest of the Company in any Lease (or the specified zone(s) therein) above that shown for such Lease in Exhibit A, to the extent the same does not cause a greater than proportionate increase in the Company’s Working Interest therein above that shown in Exhibit A, or (ii) to decrease the Working Interest of the Company in any Lease (or the specified zone(s) therein) below that shown for such Lease (or the specified zone(s) therein) in Exhibit A, to the extent the same causes a decrease in the Company’s Working Interest that is proportionately greater than the decrease in the Company’s Net Revenue Interest therein below that shown in Exhibit A.
     “Title Benefit Amount” shall have the meaning set forth in Section 3.3(e).
     “Title Benefit Notice” shall have the meaning set forth in Section 3.3(b).
     “Title Claim Date” shall have the meaning set forth in Section 3.3(a).
     “Title Defect” means any lien, charge, Encumbrance, defect, or other matter that causes the Company not to have Defensible Title in and to the Assets as of the Effective Time; provided that the following shall not be considered Title Defects:

          (i) defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Buyer provides affirmative evidence that such failure or omission has resulted in another Person’s superior claim of title to the relevant Asset;
          (ii) defects arising out of lack of survey, unless a survey is expressly required by applicable Laws;
          (iii) defects arising out of lack of corporate or other entity authorization unless Buyer provides affirmative evidence that such corporate or other entity action was not authorized and results in another Person’s superior claim of title to the relevant Asset;
          (iv) defects based on a gap in the Company’s chain of title in the BLM or MMS records as to federal Leases, in the state’s records as to state Leases, or in the county records as to other Leases, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s or attorney’s title chain which documents shall be included in a Title Defect Notice;
          (v) defects that have been cured by applicable Laws of limitations or prescription; and
          (vi) any Encumbrance or loss of title resulting from the Company’s conduct of business after the Effective Time in compliance with this Agreement.
     “Title Defect Amount” shall have the meaning set forth in Section 3.3(d)(i).
     “Title Defect Notice” shall have the meaning set forth in Section 3.3(a).
     “Title Defect Property” shall have the meaning set forth in Section 3.3(a).
     “Title Indemnity Agreement” shall have the meaning set forth in Section 3.3(d)(ii).
     “Transition Services Agreement” shall mean that certain Transition Services Agreement between the Company and Seller, a copy of which is attached hereto as Exhibit H.
     “Wells” shall mean all oil and gas wells located on the Leases or on other leases or lands with which the Leases may have been pooled or unitized (collectively and including the wells set forth on Exhibit A), subject to any depth restrictions described in Exhibit A.
     “Working Interest”, with respect to any Lease, means the interest in and to such Lease that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Lease, but without regard to the effect of any royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by, or payable out of production therefrom.
ARTICLE 2
SALE OF INTERESTS
     2.1 Purchase Price. The total purchase price, subject to adjustment in accordance with the terms of this Agreement, paid to Seller by Buyer for the Interests is two hundred thirty-five million Dollars ($235,000,000) (the “Purchase Price”). The Purchase Price shall be adjusted as set forth in Section 2.2 (as so adjusted, the “Adjusted Purchase Price”). The estimate delivered in accordance with Section 2.3 shall constitute the Dollar amount to be paid by Buyer to Seller at Closing (the “Closing Amount”).
     2.2 Purchase Price Adjustments. The Purchase Price shall be adjusted as follows (without duplication):
          (a) if the Income/Expense Balance is negative, upward by the absolute value of such amount;
          (b) if the Income/Expense Balance is positive, downward by such amount;
          (c) upward by an amount equal to the value of all Hydrocarbons attributable to the Assets in storage or existing in stock tanks, pipelines, plants and/or platforms (including inventory) as of the Effective Time, the value to be based upon the Specified Gas Price and the Specified Oil Price, as applicable, less amounts payable as royalties, overriding royalties, and other burdens upon, measured by, or payable out of such production and severance taxes applicable to such production;
          (d) either (i) to the extent the Company is underproduced as of the Effective Time as shown with respect to the net Imbalances, upward, as complete and final settlement of all Imbalances using the Specified Gas Price and the Specified Oil Price, as applicable or (ii) to the extent the Company is overproduced as of the Effective Time as shown with respect to the net Imbalances, downward, as complete and final settlement of all Imbalances, using the Specified Gas Price and the Specified Oil Price, as applicable);
          (e) downward by an amount equal to all proceeds from sales of Hydrocarbons actually received by the Company during the Interim Period and payable to owners of working interests, royalties, overriding royalties and other burdens upon, measured by, or payable out of production that are held by the Company in suspense as of the Closing Date;
          (f) downward if Seller makes the election under Section 3.3(d)(i) with respect to a Title Defect, by the Title Defect Amount with respect to such Title Defect if the Title Defect Amount has been determined prior to Closing;
          (g) downward if Seller makes the election under Section 3.7(b)(i) with respect to an Environmental Defect, by the Remediation Amount with respect to such Environmental Defect if the Remediation Amount has been determined prior to Closing;
          (h) downward by an amount determined pursuant to Section 3.3(d)(iv) or Section 3.7(b)(iii) for any Asset excluded from the Assets pursuant to such Sections;
          (i) downward by an amount equal to the total interest accrued on the Deposit from the date the Deposit is received by Seller until the Closing Date, as described in Section 2.8(b);
          (j) downward by the price of any unawarded Leases set forth on Exhibit A related to Lease Sale 205 that have not been paid for by the Company or Seller prior to the

Effective Time; provided that the Parties agree that in no event shall Buyer be permitted to claim any Title Defect with respect to any failure to award such Leases;
          (k) upward by the Title Benefit Amounts as a result of any Title Benefits for which the Title Benefit Amount has been determined prior to Closing; and
          (l) upward by $8,000,000 reflecting costs attributable to the HI 166 (OCS-G 06200) #5 well, whether incurred before or after the Effective Time.
Except as expressly provided otherwise in this Agreement, Seller is entitled to a distribution of all income, proceeds and other receivables of the Company or attributable to the Assets including all rights to production and proceeds from production and shall pay all expenses and other disbursements of the Company, (in each case) to the extent they relate to the period prior to the Effective Time. Except as expressly provided otherwise in this Agreement, the Company is entitled to all income, proceeds and other receivables of the Company or attributable to the Assets and shall pay all expenses and other disbursements (in each case) to the extent they relate to the period on and after the Effective Time excluding expenses and disbursements relating to the Excluded Assets and Other Assets and Businesses. The term “Interim Income” means the amount of cash attributable to the income, proceeds and other receivables of the Company or attributable to the Assets that relate to the period on and after the Effective Time up to and including the Closing Date (the “Interim Period”) and that is actually received by or on behalf of the Company during the Interim Period. The term “Interim Expense” means the amount of cash attributable to the expenses and other disbursements that relate to the period on or after the Effective Time and that is actually paid by or on behalf of the Company (including the discharge of amounts owed by the Company to Seller) during the Interim Period. Seller will estimate the Interim Income and Interim Expense for the period up to and including the Closing Date and incorporate such estimates into the Preliminary Settlement Statement. Except as provided in Sections 2.5 and 2.6, the actual amounts (to the extent the same differ from the estimates included in the Preliminary Settlement Statement) will be accounted for in the Final Settlement Statement. Notwithstanding anything in this Agreement to the contrary, income, proceeds and other receivables and expenses and other disbursements relating to the Excluded Assets and Other Assets and Businesses are the property and responsibility of Seller.
     2.3 Preliminary Settlement Statement. No later than five (5) Days prior to the Closing Date, Seller shall submit to Buyer a preliminary settlement statement (the “Preliminary Settlement Statement”) setting forth an estimate of the Interim Income less the Interim Expense (the “Income/Expense Balance”) and the other adjustments to the Purchase Price pursuant to Section 2.2 with supporting back-up materials. Seller shall include with the Preliminary Settlement Statement a statement of the cash balances in the Company’s bank accounts as of the date of the Preliminary Settlement Statement. Buyer shall have two (2) Business Days to review the Preliminary Settlement Statement. On the Day following expiration of such two (2) Business Day review period, Buyer shall submit a written report containing any changes Buyer proposes to be made to the Preliminary Settlement Statement. The Parties shall attempt to agree on a final Preliminary Settlement Statement no later than one (1) Day prior to Closing. If the Parties are unable to agree by that date, Seller’s estimate shall be used to determine the adjustments to the Purchase Price pursuant to Section 2.2 to be used at Closing.

     2.4 Final Settlement Statement. As soon as reasonably practicable, but in no event later than one hundred and twenty (120) Days after the Closing Date, Seller will deliver to Buyer a final settlement statement (the “Final Settlement Statement”) setting forth the actual adjustments to the Purchase Price pursuant to Section 2.2 with supporting back-up materials. As soon as reasonably practicable, but in no event later than thirty (30) Days after Buyer receives the Final Settlement Statement, Buyer may deliver to Seller a written report containing any changes that Buyer proposes to be made to such statement. Such changes shall be specified in reasonable detail with reasonable supporting documentation. Any changes not so specified shall be deemed waived, and Seller’s determinations shall prevail. If Buyer fails to timely deliver the written report to Seller containing changes Buyer proposes to be made to the Final Settlement Statement, the statement as delivered by Seller will be deemed to be correct and will be final and binding on the Parties and not subject to further audit or arbitration. As soon as reasonably practicable, but in no event later than fifteen (15) Days after Seller receives Buyer’s written report, the Parties shall meet and undertake to agree on the final adjustments to the Final Settlement Statement. If the Parties fail to agree on the final adjustments within the fifteen (15) Day period, either Party may submit the disputed items to the Accounting Referee for resolution. The Parties shall direct the Accounting Referee to resolve the disputes within thirty (30) Days after having the relevant materials submitted for review. The decision of the Accounting Referee will be binding on and non-appealable by the Parties. The fees and expenses associated with the Accounting Referee will be borne equally by the Parties. Any amounts owed by one Party to the other as a result of the Final Settlement Statement will be paid within twenty (20) Days after the date when the amounts are agreed upon by the Parties or the Parties receive a decision of the Accounting Referee, and the items included in the Final Settlement Statement will be final and binding between the Parties and not subject to further audit or arbitration. Notwithstanding anything in this Agreement to the contrary, amounts determined by the Title Arbitrator or the Environmental Arbitrator shall be deemed final and not subject to review by the Accounting Referee.
     2.5 Post-Closing Revenues. Except as expressly provided otherwise in this Agreement, Buyer will pay to Seller any and all amounts received after Closing by Buyer or the Company (to the extent not accounted for in the Preliminary Settlement Statement) that are attributable to the Assets or the business or the operations of the Company prior to the Effective Time or that are attributable to the Excluded Assets or the Other Assets and Businesses. Except as expressly provided otherwise in this Agreement, Seller will pay to Buyer any and all amounts received after Closing by Seller (to the extent not accounted for in the Preliminary Settlement Statement) that are attributable to the Assets or the business or the operations of the Company on and after the Effective Time. The Party responsible for the payment of amounts received shall reimburse the other Party within twenty (20) Days after the end of the month in which such amounts were received by the Party responsible for payment and such amounts shall not be taken into account for purposes of the Final Settlement Statement. Notwithstanding the foregoing, this Section 2.5 shall not apply to amounts received prior to Closing if such amounts are included, in whole or in part, in the Preliminary Settlement Statement. Such amounts (to the extent the same differ from estimates in the Preliminary Settlement Statement) will be accounted for in the Final Settlement Statement.
     2.6 Post-Closing Expenses. Except as expressly provided otherwise in this Agreement, Seller shall pay or will reimburse Buyer for any and all costs and expenses paid after

Closing by Buyer or the Company (to the extent not accounted for the Preliminary Settlement Statement) that are attributable to the Assets or the business or the operations of the Company prior to the Effective Time or that are attributable to the Excluded Assets or Other Assets and Businesses. Except as provided otherwise in this Agreement, Buyer shall pay or will reimburse Seller for any and all costs and expenses paid after Closing by Seller (to the extent not accounted for in the Preliminary Settlement Statement) that are attributable to the Assets or the business or the operations of the Company on and after the Effective Time. The Party responsible for the payment of such costs and expenses shall reimburse the other Party within twenty (20) Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received by the Party responsible for payment and such amounts shall not be taken into account for purposes of the Final Settlement Statement. Notwithstanding the foregoing, this Section 2.6 shall not apply to amounts paid prior to Closing if such amounts are included, in whole or in part, in the Preliminary Settlement Statement. Such amounts (to the extent the same differ from the estimates in the Preliminary Settlement Statement) will be accounted for in the Final Settlement Statement. For the avoidance of doubt, this Section covers only invoiced costs and expenses and not Claims or Liabilities.
     2.7 Purchase Price Allocation. Seller and Buyer agree to (a) allocate the Purchase Price in accordance with the allocation schedule attached as Schedule 2.7 hereto (the “Allocated Values”), (b) treat and report the transactions contemplated by this Agreement in all respects consistent with Schedule 2.7 for purposes of any Taxes, and (c) not take any action inconsistent with such obligations. Seller and Buyer shall duly prepare and timely file such reports and information returns as may be prescribed under Section 1060 of the Code, including Form 8594, and any similar returns or reports required under other applicable Law, to report the allocation of the Purchase Price in accordance with Schedule 2.7.
     2.8 Deposit.
          (a) Concurrently with the execution of this Agreement (or on the first Business Day following the execution of this Agreement if the date of execution is not a Business Day), Buyer has deposited by wire transfer of immediately available funds into escrow with Seller a sum equal to seven and one-half percent (7.5%) of the Purchase Price (the “Deposit”). The Deposit shall be held by Seller pursuant to the terms of this Agreement.
          (b) If Closing occurs, the Deposit (together with any interest accruing thereon for the period, if any, from and including the date Seller receives the Deposit to and excluding the Closing Date) shall be applied toward the Purchase Price at the Closing.
          (c) If this Agreement is terminated by Seller pursuant to Section 11.1(c), Seller shall be entitled to retain the Deposit (together with all accrued interest) as liquidated damages. Seller’s retention of the Deposit shall be the sole remedy of Seller for any breach by Buyer of its obligations under this Agreement in the event of a termination pursuant to Section 11.1(c). The provision for payment of liquidated damages in this Section has been included because, in the event of a termination of this Agreement pursuant to Section 11.1(c), the actual damages to be incurred by Seller can reasonably be expected to approximate the amount of liquidated damages called for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.

          (d) If this Agreement is terminated for a reason other than as set forth in Section 2.8(c), then Seller shall deliver to Buyer the Deposit (with all accrued interest) not later than two Business Days following such termination, free of any claims by Seller with respect thereto.
ARTICLE 3
ACCESS/TITLE MATTERS/CASUALTIES/TRANSFER
RESTRICTIONS/ENVIRONMENTAL MATTERS
     3.1 Access.
          (a) From and after the date hereof and up to and including the Title Claim Date (or earlier termination of this Agreement but subject to the provisions of Sections 3.1(b) and 3.1(c) below) and upon obtaining any required consents of Non-Parties, including Non-Party operators of the Assets (with respect to which consents Seller shall use its commercially reasonable efforts to obtain), Seller shall afford or cause the Company to afford to Buyer and its officers, employees, agents, accountants, attorneys, investment bankers and other authorized representatives (“Buyer Representatives”) reasonable access, during normal business hours, to the Assets, including the Records. Seller shall also make available or cause the Company to make available to Buyer and Buyer Representatives, upon reasonable notice during normal business hours, Seller’s and the Company’s personnel knowledgeable with respect to the Assets in order that Buyer may make such diligence investigation as Buyer considers desirable. All investigations and due diligence conducted by Buyer or any Buyer Representative shall be conducted at Buyer’s sole cost and expense.
          (b) Notwithstanding anything in Section 3.1(a) to the contrary, no Invasive Activity shall be conducted by Buyer or any Buyer Representative upon the Assets.
          (c) Buyer shall abide by Seller’s, the Company’s and any third party operator’s safety rules, regulations, and operating policies while conducting its due diligence evaluation of the Assets including any environmental or other inspection or assessment of the Assets. Buyer hereby agrees to defend, indemnify and hold each of the operators of the Assets and Seller Group harmless from and against any and all Claims arising out of, resulting from or relating to any field visit, environmental assessment, or other due diligence activity conducted by Buyer or any Buyer Representative with respect to the Assets; even if such Claims arise out of or result from the sole, joint or concurrent negligence, strict liability or other fault of a member of Seller Group, excepting only Claims actually resulting from the gross negligence or willful misconduct of a member of Seller Group.
          3.2 The Company’s Title. Except for the special warranty of title set forth in Section 6.9(c) and without limiting Buyer’s remedies for Title Defects set forth in this Article 3, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to the Company’s title to any of the Assets and Buyer hereby acknowledges and agrees that Buyer’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Assets (a) before Closing, shall be as set forth in Section 3.3 and (b) after Closing, shall be pursuant to the special warranty of title set forth in Section 6.9(c).

     3.3 Notice of Title Defects; Defect Adjustments.
          (a) Title Defect Notices. On or before January 15, 2008 (the “Title Claim Date”), Buyer must deliver claim notices to Seller meeting the requirements of this Section 3.3(a) (collectively the “Title Defect Notices” and individually a “Title Defect Notice”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as a Title Defect pursuant to this Article 3. For all purposes of this Agreement and notwithstanding anything herein to the contrary, Buyer shall be deemed to have waived, and Seller shall have no liability for, any Title Defect which Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Title Claim Date; provided, however, that, for purposes of Seller’s special warranty to title under Section 6.9(c), such waiver shall not apply to any matter that at least two (2) Business Days prior to the Title Claim Date is not properly reflected of record at the MMS. To be effective, each Title Defect Notice shall be in writing, and shall include (i) a description of the alleged Title Defect(s), (ii) the Leases (and the applicable zone(s) therein) and/or other Assets affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents reasonably necessary for Seller to verify the existence of the alleged Title Defect(s), and (v) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations upon which Buyer’s belief is based. To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use reasonable efforts to give Seller, as soon as practicable prior to the Title Claim Date, written notice of all Title Defects discovered by Buyer, which notice may be preliminary in nature and supplemented prior to the Title Claim Date. Buyer shall also promptly furnish Seller with written notice of any Title Benefit which is discovered by any of Buyer’s or any of its Affiliate’s employees, title attorneys, landmen or other title examiners while conducting Buyer’s due diligence with respect to the Assets prior to the Title Claim Date.
          (b) Title Benefit Notices. Seller shall have the right, but not the obligation, to deliver to Buyer on or before the Title Claim Date with respect to each Title Benefit a notice (a “Title Benefit Notice”) including (i) a description of the Title Benefit, (ii)) the Leases (and the applicable zone(s) therein) affected by the Title Benefit, and (iii) the amount by which Seller reasonably believes the Allocated Value of those Leases (and the applicable zone(s) therein) is increased by the Title Benefit, and the computations upon which Seller’s belief is based. Except for purposes of defending against or paying any claim that Seller has breached its special warranty of title under Section 6.9(c), Seller shall be deemed to have waived all Title Benefits of which it has not given notice on or before the Title Claim Date.
          (c) Seller’s Right to Cure. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure at any time prior to Closing (the “Cure Period”), any Title Defects of which it has been advised by Buyer.
          (d) Remedies for Title Defects. Subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto and subject to the rights of the parties pursuant to Section 11.1(e), in the event that any Title Defect timely asserted by Buyer in accordance with Section 3.3(a) is not waived in writing by Buyer or cured on or before Closing, Seller shall, at its sole option, elect to:

               (i) subject to the Individual Title Defect Threshold and the Aggregate Deductible, reduce the Purchase Price by an amount (“Title Defect Amount”) determined pursuant to Section 3.3(g) or 3.3(j) as being the value of such Title Defect;
               (ii) indemnify Buyer against all Liability resulting from such Title Defect pursuant to an indemnity agreement (the “Title Indemnity Agreement”) in the form attached hereto as Exhibit F;
               (iii) convey the Title Defect Property with a reduction in the Purchase Price by the Title Defect Amount and cure the Title Defect within 90 Days after Closing in which case Buyer shall pay to Seller the Title Defect Amount;
               (iv) retain the entirety of the Title Defect Property that is subject to such Title Defect, together with all associated Assets, by conveying them to Seller or its designee, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property and such associated Assets; or
               (v) if applicable, terminate this Agreement pursuant to Section 11.1(e).
          (e) Remedies for Title Benefits. With respect to each Lease (or specified zone(s) therein) affected by Title Benefits reported under Section 3.3(b), the Purchase Price shall be increased by an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Lease caused by such Title Benefits, as determined pursuant to Section 3.3(h).
          (f) Exclusive Remedy. Except for Seller’s special warranty of title under Section 6.9(c), Section 3.3(d) shall be the exclusive right and remedy of Buyer with respect to the Company’s failure to have Defensible Title with respect to any Asset.
          (g) Title Defect Amount. The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following terms and conditions:
               (i) if Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;
               (ii) if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;
               (iii) if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated in Exhibit A, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated in Exhibit A;
               (iv) if the Title Defect represents an obligation or Encumbrance upon or other defect in title to the Title Defect Property of a type not described above, the Title Defect

Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation;
               (v) the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder; and
               (vi) notwithstanding anything to the contrary in this Article 3, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.
          (h) Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions:
               (i) if Buyer and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount; and
               (ii) if the Title Benefit represents a discrepancy between (A) the Net Revenue Interest for any Lease (or the specified zone(s) therein) and (B) the Net Revenue Interest stated in Exhibit A, then the Title Benefit Amount shall be the product of the Allocated Value of the affected Lease (or the specified zone(s) therein) multiplied by a fraction, the numerator of which is the Net Revenue Interest increase and the denominator of which is the Net Revenue Interest stated in Exhibit A.
          (i) Title Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Title Defect for which the Title Defect Amount does not exceed one hundred thousand Dollars ($100,000) (“Individual Title Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defect that exceeds the Individual Title Defect Threshold unless the Aggregate Deductible has been reached and then only to the extent the Aggregate Deductible is exceeded.
          (j) Title Dispute Resolution. Seller and Buyer shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts prior to Closing. If Seller and Buyer are unable to agree by Closing, the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved pursuant to this Section 3.3(j). For the avoidance of doubt, an unresolved dispute with respect to one or more Title Defects shall not delay Closing and the Parties shall close on such Title Defect Properties with no adjustment to the Purchase Price, subject to the rights of the Parties pursuant to this Section 3.3(j). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years experience in oil and gas titles involving properties in the regional area in which the Title Defect Properties are located, as selected by mutual agreement of Buyer and Seller within fifteen (15) Days after the end of the Cure Period, and absent such agreement, by the Houston office of the American

Arbitration Association (the “Title Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Article. The Title Arbitrator’s determination shall be made within twenty (20) Days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in Sections 3.3(g) and 3.3(h) and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination. The Title Arbitrator, however, may not award the Buyer a greater Title Defect Amount than the Title Defect Amount claimed by Buyer in its applicable Title Defect Notice and may not award Seller a greater Title Benefit Amount than the Title Benefit Amount claimed by Seller in its applicable Title Benefit Notice. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect, Title Benefit, Title Defect Amounts and/or Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Title Arbitrator. To the extent that the award of the Title Arbitrator with respect to any Title Defect Amount or Title Benefit Amount is not taken into account as an adjustment to the Purchase Price pursuant to Section 2.3 or Section 2.4, then within ten (10) Days after the Title Arbitrator delivers written notice to Buyer and Seller of his award with respect to a Title Defect Amount or a Title Benefit Amount, (i) Buyer shall pay to Seller the amount, if any, so awarded by the Title Arbitrator to Seller and (ii) Seller shall pay to Buyer the amount, if any, so awarded by the Title Arbitrator to Buyer.
     3.4 Casualty or Condemnation Loss.
          (a) Notwithstanding anything herein to the contrary, from and after the Effective Time, Buyer shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion or other mechanical failure (including watering out of any well, collapsed casing or sand infiltration of any well) and the depreciation of personal property due to ordinary wear and tear, in each case, with respect to the Assets.
          (b) If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by Casualty Loss or is taken in condemnation or under right of eminent domain, and the loss as a result of such individual casualty or taking exceeds ten percent (10%) of the Purchase Price based on the Allocated Value of the affected Assets, Buyer shall nevertheless be required to close and Seller shall elect by written notice to Buyer prior to Closing either (i) to cause the Assets affected by such casualty or taking to be repaired or restored to at least its condition prior to such casualty or taking, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date) but in no event later than ninety (90) Days after the Closing Date, (ii) to indemnify Buyer through a document reasonably acceptable to Seller and Buyer against any costs or expenses that Buyer reasonably incurs to repair the Assets subject to such casualty or taking or (iii) to retain the Asset and deduct the Allocated Value from the Purchase Price. In each case, Seller shall retain all rights to insurance, condemnation awards and other claims against Third Parties with respect to the casualty or taking except to the extent the parties otherwise agree in writing.

          (c) If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by Casualty Loss or is taken in condemnation or under right of eminent domain, and the loss to the Assets as a result of such individual casualty or taking is 10 percent (10%) or less of the Purchase Price based on the Allocated Value of the affected Assets, Buyer shall nevertheless be required to close and Seller, at Closing, shall pay to Buyer all sums paid to Seller by Third Parties by reason of such casualty or taking with respect to the Assets and shall assign, transfer and set over to Buyer, or subrogate Buyer to all of Seller’s right, title and interest (if any) in, insurance claims, unpaid awards, and other rights against Third Parties (excluding any Liabilities, other than insurance claims, of or against the Seller Group) arising out of such casualty or taking with respect to the Assets; provided, however, that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, title, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to the Closing in pursuing or asserting any such insurance claims or other rights against Third Parties or in defending or asserting rights in such condemnation or eminent domain action with respect to the Assets.
          (d) If any action for condemnation or taking under right of eminent domain is pending or threatened with respect to any Asset or portion thereof after the date of this Agreement, but no taking of such Asset or portion thereof occurs prior to the Closing Date, Buyer shall nevertheless be required to close and Seller, at Closing, shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in such condemnation or eminent domain action, including any future awards therein, insofar as they are attributable to the Assets threatened to be taken, except that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, titles, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to the Closing in defending or asserting rights in such action with respect to the Assets.
     3.5 Insurance. Buyer understands and agrees that from and after the Closing, (a) no insurance coverage shall be provided to the Company or Buyer under (i) any insurance policy issued to Seller or any Affiliate of Seller, or (ii) any insurance policy (including reinsurance) issued by any insurance company Affiliate of Seller ((i) and (ii) being together, “Seller’s Insurance Policies”), and (b) no Claims regarding any matter whatsoever, whether or not arising from events occurring prior to Closing, shall be made by the Company or Buyer against or under Seller’s Insurance Policies, regardless of their date of issuance.
     3.6 Preferential Purchase Rights and Consents to Assign.
          (a) With respect to any preferential purchase right which will be triggered by the transactions contemplated hereby, Seller, prior to the Closing, shall send to the holder of each such right a notice, in material compliance with the contractual provisions applicable to such right. In addition, prior to the Closing, Seller shall send to each holder of a right to consent to assignment pertaining to the Assets triggered by the transactions contemplated hereby a notice seeking such party’s consent to the transaction contemplated hereby.
          (b) If, prior to the Closing, any holder of a preferential purchase right notifies Seller that it intends to consummate the purchase of the Asset to which its preferential purchase right applies, the exercise of such preferential purchase right shall constitute a Title Defect, that Asset shall be excluded from the Assets to be conveyed to Buyer to the extent of the interest affected by the preferential purchase right, by conveying such Asset to Seller or its designee, and the Purchase Price shall be reduced by the Allocated Value of the relevant Asset allocable to such interest. Seller shall be entitled to all proceeds paid by a party exercising a preferential purchase right prior to the Closing. If such holder of such preferential purchase right thereafter fails to consummate the purchase of the Asset covered by such right on or before thirty (30) Days following the Closing Date, then Seller shall so notify Buyer, and Buyer shall purchase on or before ten (10) Days following receipt of such notice, subject to Buyer’s satisfaction that such preferential right has been waived, such Asset from Seller, under the terms of this Agreement for a price equal to the portion of the Purchase Price previously allocated to it.
          (c) If a preferential purchase right burdening any Asset is not exercised, or the time for exercising such preferential purchase right has not expired, prior to the Closing Date, then Buyer shall purchase such Asset subject to the preferential purchase right, and if such preferential purchase right is subsequently exercised, Buyer shall deliver the affected Asset to the holder of such preferential purchase right pursuant to an assignment in substantially the same form as the Assignment and shall keep the proceeds paid for such Asset by the party exercising the preferential purchase right.
          (d) All Assets for which preferential purchase rights have been waived, or as to which the period to exercise such right has expired prior to the Closing, shall be sold to Buyer at the Closing pursuant to the provisions of this Agreement.
          (e) If Seller fails to obtain a consent prior to the Closing and the failure to obtain such consent would cause the indirect assignment of such Asset to Buyer to be void, then the portion of the Asset subject to such failed consent shall constitute a Title Defect, and Seller and Buyer shall have the rights and remedies set forth in Section 3.3 with respect thereto.
          (f) The provisions of this Section 3.6 shall not alter Seller’s representations and warranties in Section 6.13.
     3.7 Environmental Defects.
          (a) Assertions of Environmental Defects. Buyer must deliver claim notices to Seller meeting the requirements of this Section 3.7(a) (collectively the “Environmental Defect Notices” and individually an “Environmental Defect Notice”) not later than the Title Claim Date setting forth any matters which, in Buyer’s reasonable opinion, constitute Environmental Defects and which Buyer intends to assert as Environmental Defects pursuant to this Section 3.7. For all purposes of this Agreement but subject to Buyer’s remedy for a breach of Seller’s representation contained in Section 6.19, Buyer shall be deemed to have waived any Environmental Defect which Buyer fails to assert as an Environmental Defect by an Environmental Defect Notice received by Seller on or before the Title Claim Date. To be effective, each Environmental Defect Notice shall be in writing and shall include (i) a description of the matter constituting the alleged Environmental Defect, (ii) a description of each Asset (or portion thereof) that is affected by the alleged Environmental Defect, (iii) Buyer’s assertion of the Allocated Value of the portion of the Assets affected by the alleged Environmental Defect, (iv) supporting documents reasonably necessary for Seller to verify the existence of the alleged Environmental Defect, and (v) a calculation of the Remediation Amount (itemized in reasonable detail) that Buyer asserts is attributable to such alleged Environmental Defect. Buyer’s calculation of the Remediation Amount included in the Environmental Defect Notice must describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Defect and identify all assumptions used by the Buyer in calculating the Remediation Amount, including the standards that Buyer asserts must be met to comply with Environmental Laws. Seller shall have the right, but not the obligation, to cure any claimed Environmental Defect on or before Closing.
          (b) Remedies for Environmental Defects. Subject to Seller’s continuing right to dispute the existence of a Environmental Defect and/or the Remediation Amount asserted with respect thereto, in the event that any Environmental Defect timely asserted by Buyer in accordance with Section 3.7(a) is not waived in writing by Buyer or cured on or before Closing, Seller shall, at its sole option, elect to:
               (i) subject to the Individual Environmental Threshold and the Aggregate Deductible, reduce the Purchase Price by the Remediation Amount;
               (ii) assume responsibility for the Remediation of such Environmental Defect;
               (iii) retain the entirety of the Asset that is subject to such Environmental Defect, together with all associated Assets, by conveying them to Seller or its designee, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Asset and such associated Assets; or
               (iv) if applicable, terminate this Agreement pursuant to Section 11.1(e).
If Seller elects the option set forth in clause (i) above, Buyer shall be deemed to have assumed responsibility for Remediation of such Environmental Defect and all Liabilities with respect thereto. If Seller elects the option set forth in clause (ii) above, Seller shall use reasonable efforts to implement such Remediation in a manner which is consistent with the requirements of Environmental Laws in a timely fashion for the type of Remediation that Seller elects to undertake and shall have access to the affected Assets after the Closing Date to implement and complete such Remediation in accordance with an Access Agreement in substantially the form attached hereto as Exhibit G (the “Access Agreement”). Seller will be deemed to have adequately completed the Remediation required in the immediately preceding sentence (A) upon receipt of a certificate or approval from the applicable Governmental Authority that the Remediation has been implemented to the extent necessary to comply with existing regulatory requirements or (B) upon receipt of a certificate from a licensed professional engineer that the Remediation has been implemented to the extent necessary to comply with existing regulatory requirements.
          (c) Exclusive Remedy. Subject to Section 11.1(e) and Buyer’s remedy for a breach of Seller’s representation contained in Section 6.19, Section 3.7(b) shall be the exclusive right and remedy of Buyer with respect to any Environmental Defect.
          (d) Environmental Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by

Seller for any individual Environmental Defect for which the Remediation Amount does not exceed one hundred thousand dollars ($100,000) (“Individual Environmental Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Environmental Defect for which the Remediation Amount exceeds the Individual Environmental Threshold unless the Aggregate Deductible has been reached and then only to the extent the Aggregate Deductible is exceeded.
          (e) Environmental Dispute Resolution. Seller and Buyer shall attempt to agree on all Environmental Defects and Remediation Amounts prior to Closing. If Seller and Buyer are unable to agree by Closing, the Environmental Defects and/or Remediation Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.7. For the avoidance of doubt, an unresolved dispute with respect to one or more Environmental Defects and Remediation Amounts shall not delay Closing and the Parties shall close on the applicable Assets with no adjustment to the Purchase Price, subject to the rights of the Parties pursuant to this Section 3.7(e). There shall be a single arbitrator, who shall be an environmental attorney with at least ten (10) years experience in environmental matters involving oil and gas producing properties in the regional area in which the affected Assets are located, as selected by mutual agreement of Buyer and Seller within fifteen (15) Days after the Closing Date, and absent such agreement, by the Houston office of the American Arbitration Association (the “Environmental Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Article. The Environmental Arbitrator’s determination shall be made within twenty (20) Days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Section 3.7 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. The Environmental Arbitrator, however, may not award the Buyer a greater Remediation Amount than the Remediation Amount claimed by Buyer in its applicable Environmental Defect Notice. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects and/or Remediation Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Environmental Arbitrator. Subject to the following sentence, to the extent that the award of the Environmental Arbitrator with respect to any Remediation Amount is not taken into account as an adjustment to the Purchase Price pursuant to Section 2.3 or Section 2.4, then within ten (10) Days after the Environmental Arbitrator delivers written notice to Buyer and Seller of his award with respect to a Remediation Amount, and subject to this Section 3.7, (i) Buyer shall pay to Seller the amount, if any, so awarded by the Environmental Arbitrator to Seller and (ii) Seller shall pay to Buyer the amount, if any, so awarded by the Environmental Arbitrator to Buyer. Following the determination by the Environmental Arbitrator of the Remediation Amount with respect to an Asset, Seller may elect to retain the Asset in which case (A) there shall be no award to either Party with respect to the Remediation Amount, (B) Seller shall refund to Buyer the Allocated Value attributable to such Asset and (C) Buyer shall convey the Asset to Seller free and clear of all encumbrances or other defects in title created by, through or under Buyer.

     3.8 NORM, Wastes and Other Substances. Buyer acknowledges that the Assets have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Assets or included in the Assets may contain NORM and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous Substances may have come in contact with various environmental media, including without limitation, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Assets.
ARTICLE 4
ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES
     4.1 Opportunity for Review. Each Party represents that it has had an adequate opportunity to review the release and indemnity provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and comment. Based upon the foregoing representation, the Parties agree to the provisions set forth below.
     4.2 Seller’s Indemnity Obligation. If Closing shall occur, then effective from and after the Closing Date, and subject to the limitations specifically set forth in Section 4.4, Seller hereby agrees to defend, indemnify and hold Buyer Group (including, from and after the Closing, the Company and its managers, officers, directors, agents, representatives, consultants and employees) harmless from and against any and all Claims arising out of, resulting from or relating to:
          (a) any breach by Seller of Seller’s representations, warranties, covenants or agreements set forth in this Agreement (excluding Claims relating to Environmental Conditions or other environmental matters and without regard to any Dollar or materiality qualifiers in Seller’s representations and warranties (except for its representations and warranties under Sections 6.11(a) and 6.21));
          (b) the Excluded Assets, the Other Assets and Businesses, or the ownership or operation of the Excluded Assets or Other Assets and Businesses;
          (c) the Legal Proceedings set forth on Schedule 6.4, if any;
          (d) fees, commissions or other remuneration of brokers or finders acting on behalf of Seller or its Affiliates in connection with the transactions contemplated by this Agreement;
          (e) all Taxes that relate to or result from the income, property, status or operations of the Company or the Assets that are attributable or allocable to periods prior to the Closing Date, or are imposed on Seller in respect of the sale of the Interests pursuant to this Agreement; provided, however, in respect of Taxes imposed upon or asserted against the Company for any taxable period that includes, but does not end with, the Closing Date, attribution or allocation of such Taxes to those subject to this Section 4.2(e) shall be made pursuant to an interim closing of the books of the Company which shall have the effect of (i) allocating or attributing Taxes that are based on or vary with the level of activity or income, receipts etc. (such as income, gross receipts, franchise or profits Taxes) to the periods in which the activities or other measure affecting the tax base take place or are realized, and (ii) allocating or attributing Taxes assessed on a periodic basis (such as ad valorem Taxes) on a daily basis; and
          (f) third party claims as a result of personal injury, death, property damage or destruction attributable to acts or omissions of the Company, any Subsidiary of the Company, any officer, director, agent, representative, consultant or employee of the Company or any Subsidiary of the Company, or any member of the Seller Group, and relating to the ownership or operation of the Assets prior to the Closing Date (excluding Claims relating to Environmental Conditions or other environmental matters).
In no event shall Seller have any obligation to provide indemnification for any matters to the extent included in the computation of the Preliminary Settlement Statement or the Final Settlement Statement.
     4.3 Buyer’s Indemnity Obligation. If Closing shall occur, from and after the Closing Date, Buyer hereby agrees to defend, indemnify and hold Seller Group harmless from and against any and all Claims arising out of, resulting from, or relating to:
          (a) any breach by Buyer of Buyer’s representations, warranties, covenants or agreements set forth in this Agreement;
          (b) subject to Seller’s indemnity set forth in Section 4.2, the ownership of the Company and/or the ownership or operation of the Assets, which, in each case, relate to the operation of the Assets for the periods on or after the Closing Date;
          (c) fees, commissions or other remuneration of brokers or finders acting on behalf of Buyer or its Affiliates in connection with the transactions contemplated by this Agreement; and
          (d) any Taxes that relate to or result from the income, property, status or operations of the Company or the Assets that are attributable or allocable (under the principles of Section 4.2(e)) to periods on or after the Closing Date or described in Section 13.3.
In no event shall Buyer have any obligation to provide indemnification for any matters to the extent included in the computation of the Preliminary Settlement Statement or the Final Settlement Statement.
     4.4 Claim Periods, Deductible, Threshold and Cap. Notwithstanding anything in this Agreement to the contrary:
          (a) Seller shall have no obligation or liability under Section 4.2(a) (other than for breaches of covenants and agreements in Article 2, the Designated Covenants and Sections 6.7, 6.8, 6.9(c), 6.9(e), 6.10, 6.15, 6.17 and 6.18) for:

               (i) any Claim asserted against Seller hereunder, if Buyer has not provided Seller with an Indemnity Claim Notice within twelve (12) months after Closing with respect to such Claim;
               (ii) any Claim asserted against Seller hereunder unless the Aggregate Deductible has been reached and then only to the extent the Aggregate Deductible is exceeded; and
               (iii) any Claims that, together with all other Claims for indemnity pursuant to Sections 4.2(a) and 4.2(f), in the aggregate exceed 30% of the Adjusted Purchase Price.
          (b) Seller shall have no obligation or liability for breaches of Section 6.9(e) for:
               (i) any Claim asserted against Seller hereunder, if Buyer has not provided Seller with an Indemnity Claim Notice within two (2) years after Closing with respect to such Claim; and
               (ii) any Claims that, together with all other Claims for indemnity pursuant to Section 4.2, in the aggregate exceed 100% of the Adjusted Purchase Price.
          (c) Seller shall have no obligation or liability for breaches of the Designated Covenants, Sections 6.15, 6.17, or 6.18 for:
               (i) any Claim asserted against Seller hereunder, if Buyer has not provided Seller with any Indemnity Claim Notice by 60 Days following the expiration of the period of the applicable statute of limitations; and
               (ii) any Claims that, together with all other Claims for indemnity pursuant to Section 4.2, in the aggregate exceed 100% of the Adjusted Purchase Price.
          (d) Seller shall have no obligation or liability under Section 4.2(e) or for breaches of Section 6.10 for any Claim asserted against Seller hereunder, if Buyer has not provided Seller with any Indemnity Claim Notice by 60 Days following the expiration of the period of the applicable statute of limitations.
          (e) Seller shall have no obligation or liability under Section 4.2(f) for:
               (i) any Claim asserted against Seller hereunder, if Buyer has not provided Seller with any Indemnity Claim Notice by 60 Days following the expiration of the period of the applicable statute of limitations;
               (ii) any Claim asserted against Seller hereunder unless the Aggregate Deductible has been reached and then only to the extent the Aggregate Deductible is exceeded; and

               (iii) any Claims that, together with all other Claims for indemnity pursuant to Sections 4.2(a) and 4.2(f), in the aggregate exceed 30% of the Adjusted Purchase Price.
     4.5 Notice of Claims. If a Claim is asserted against a Person for which a Party may have an obligation of indemnity under this Article 4 or elsewhere under this Agreement (an “Indemnity Claim”), the indemnified Person shall give the indemnifying Party written notice of the underlying Claim setting forth the particulars associated with the underlying Claim (including a copy of the written underlying Claim, if any) as then known by the indemnified Person (“Indemnity Claim Notice”). For Indemnity Claims with respect to which the threshold limitation in Section 4.4 applies, an Indemnity Claim shall be deemed to have been made upon the indemnified Person’s providing an initial Indemnity Claim Notice to the indemnifying Party stating that the Claim underlying the Indemnity Claim could reasonably be expected to exceed the Threshold Amount. The indemnified Person shall, to the extent practicable, give an Indemnity Claim Notice within such time as will allow the indemnifying Party a reasonable period in which to evaluate and timely respond to the underlying Claim; provided, however, that (a) failure to do so shall not affect an indemnified Person’s rights hereunder except for, and only to the extent of, any incremental increase in the cost of the Indemnity Claim resulting from the failure to give notice; and (b) the foregoing shall not extend the time period set forth in Section 4.4(a) (if applicable to the Claim), but if an Indemnity Claim Notice is given to an indemnifying Party within the applicable time period (if any) with respect to such Claim set forth in Section 4.4(a), such Indemnity Claim Notice shall be effective, subject to the other limitations in Section 4.4 (if applicable), as to costs and expenses incurred or suffered after the expiration of any such time period, with respect to the matter described in such Indemnity Claim Notice.
     4.6 Defense of Non-Party Claims. Upon receipt of an Indemnity Claim Notice involving a Non-Party for which an indemnifying Party believes it may have an obligation of indemnity under this Agreement, the indemnifying Party shall, if it so elects in accordance with this Section 4.6, (without prejudice to its right to contest its obligation of indemnity under this Agreement), assume the defense of the Non-Party Claim with counsel selected by the indemnifying Party, and the indemnified Person shall cooperate in all reasonable respects. If any Non-Party Claim involves a fact pattern wherein each Party may have an obligation to indemnify the other Party, each Party may assume the defense of and hire counsel for that portion of the Non-Party Claim for which it may have an obligation of indemnity. In all instances, the indemnified Person may employ separate counsel and participate in the defense of any Non-Party Claim; provided, however, if the indemnifying Party has assumed the defense of a Non-Party Claim pursuant to this Section 4.6 and has agreed to indemnify the indemnified Person, the fees and expenses of counsel employed by the indemnified Person shall be borne solely by the indemnified Person. To the extent that the underlying Non-Party Claim meets any applicable per-Claim threshold, if (a) the underlying Non-Party Claim plus all previously asserted underlying Claims have exceeded the Indemnity Deductible Amount, if applicable in the circumstances, and (b) the indemnifying Party elects by written notice to undertake the defense of the Non-Party Claim within thirty (30) Days after receipt of the Indemnity Claim Notice, then (i) the indemnifying Party shall defend the indemnified Person against such Non-Party Claim, (ii) the indemnifying Party shall pay any judgment entered or settlement with respect to such Non-Party Claim, (iii) the indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Non-Party Claim that (A) does not include a provision whereby the plaintiff or claimant in the matter releases the indemnified Person from all liability with respect to such Non-Party Claim, and (B) would restrict such indemnified Person’s ability to conduct its business in the ordinary course, and (iv) the indemnified Person shall not consent to the entry of any judgment or enter into any settlement with respect to such Non-Party Claim without the indemnifying Party’s prior written consent. If the indemnifying Party has not elected to undertake the defense of a Non-Party Claim, or if the indemnifying Party assumes the defense of a Non-Party Claim pursuant to this Section 4.6 but fails to diligently defend against the Non-Party Claim within thirty (30) Days following any written notice from such indemnified Person asserting such failure, then the indemnified Person shall have the right to defend, at the sole cost and expense of the indemnifying Party (to the extent the indemnified Person is entitled to indemnification hereunder), the Non-Party Claim by all appropriate proceedings. In such instances, the indemnified Person shall have full control of such defense and proceedings; provided that the indemnified Person shall not settle such Non-Party Claim without the written consent of the indemnifying Party; provided further, however, that if the indemnifying Party fails to notify the indemnified Person in writing as to whether or not it consents to such settlement within thirty (30) Days following its receipt of notice of such settlement from the indemnified Person, then such consent shall be deemed given. The indemnifying Party may participate in, but not control, any defense or settlement controlled by an indemnified Person pursuant to this Section 4.6, and the indemnifying Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the other provisions of this Section 4.6, if the indemnifying Party disputes its potential liability to the indemnified Person under this Section 4.6 and if such dispute is resolved in favor of the indemnifying Party, the indemnifying Party shall not be required to bear the costs and expenses of the indemnified Person’s defense pursuant to this Section 4.6.
     4.7 Insurance, Taxes. The amount of any Claims for which any party is entitled to indemnification under this Agreement shall be reduced by any corresponding (a) tax benefit created or generated or (b) insurance proceeds realized by such party if a claim were properly pursued under the relevant insurance arrangements.
     4.8 Waiver of Certain Damages. Each of the Parties expressly waives and agrees not to, and to cause the members of the Buyer Group in the case of Buyer and the members of the Seller Group in the case of Seller not to, seek indirect, consequential, punitive or exemplary damages or damages for lost profits of any kind with respect to any dispute arising under, related to, or in connection with this Agreement or breach hereof (except such damages that are payable to a third party with respect to a third party claim for which any Person is seeking indemnification hereunder). The Parties agree that no indemnified Person shall be entitled to any such damages under this Agreement.
     4.9 Survival of Claims. Notwithstanding the termination of any Claim period set forth in Section 4.4(a), any Claim properly raised within the applicable time period for such Claim shall survive until such Claim and the indemnity with respect thereto are resolved.
     4.10 Exclusive Remedy. If Closing occurs, the express indemnities set forth in this Article 4 and elsewhere in this Agreement shall be the exclusive remedies for the Parties for the breach of any representation, warranty or covenant set forth in this Agreement or any Claim arising out of, resulting from or related to the transactions contemplated hereby, and each Party hereby releases, waives and discharges, and covenants not to sue (and shall cause the members of the Buyer Group or Seller Group, as applicable, to release, waive, discharge and covenant not to sue) with respect to, any cause of action not expressly provided for in this Agreement including Claims under state or federal securities Laws and Claims available at common Law, in equity or by statute (except in the case of fraud).
     4.11 Extent of Indemnification. Without limiting or enlarging the scope of the indemnification, disclaimer and assumption obligations set forth in this Agreement, to the fullest extent permitted by Law, an indemnified Person shall be entitled to indemnification hereunder in accordance with the terms hereof, regardless of whether the indemnifiable loss giving rise to any such indemnification obligation is the result of the sole, active, passive, concurrent or comparative negligence, strict liability or other legal fault or violation of any Law of or by any such indemnified Person. Buyer and Seller acknowledge that this statement complies with the express negligence rule and is conspicuous.
     4.12 Disclaimer of Application of Anti-Indemnity Statutes. The Parties acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement or the transactions contemplated hereby.
     4.13 Waiver of Right to Rescission. Seller and Buyer acknowledge that the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated in this Agreement. As the payment of money shall be adequate compensation, Buyer and Seller waive any right to rescind this Agreement or any of the transactions contemplated hereby.
ARTICLE 5
DISCLAIMERS
     5.1 Disclaimer — Representations and Warranties. Buyer acknowledges and agrees that, except as otherwise expressly provided in Article 6, neither Seller nor any Affiliate of Seller makes any representation or warranty, express, statutory, implied or otherwise with respect to the Company, the Assets or the Interests. Except as otherwise expressly provided in Article 6, Seller, for itself and its Affiliates, hereby expressly disclaims any and all representations and warranties associated with the Company, the Assets or the Interests, express, statutory, implied or otherwise, including any representation or warranty regarding: (a) title (except as provided in Section 6.9(c), (b) any costs, expenses, revenues, receipts, accounts receivable, or accounts payable, (c) any contractual, economic or financial information and data associated with the Company, the Assets or the Interests, (d) the continued financial viability or productivity of the Company or the Assets or transportability of product, (e) the environmental or physical condition of the Assets, (f) any federal, state, local or tribal income or other Tax consequences associated with the Company, the Assets or the Interests, (g) the absence of patent or latent defects, (h) the state of repair of the Assets, (i) merchantability or conformity to models, (j) any rights of any member of Buyer Group under appropriate Laws to claim diminution of consideration or return of the purchase price, (k) freedom from patents, copyright or trademark infringement, (l) fitness for a particular purpose, and (m) production rates, recompletion opportunities, decline rates, gas balancing information or the quality, quantity or volume of the reserves of Hydrocarbons, if any, attributable to the Assets.
     5.2 Disclaimer — Statements and Information. Seller, for itself and its Affiliates, expressly disclaims any and all representations and warranties, except as otherwise expressly provided in Article 6, associated with the quality, accuracy, completeness or materiality of the information, data and materials furnished (whether electronically, orally, by video, in writing or any other medium, by compact disk, in any data room, or otherwise) at any time to Buyer Group associated with transactions contemplated by this Agreement, including, information, data or materials regarding: (a) title to the Assets or the Interests, (b) costs, expenses, revenues, receipts, accounts receivable or accounts payable associated with the Company, the Assets or the Interests, (c) contractual, economic or financial information associated with the Company, the Assets or the Interests, (d) the continued financial viability or productivity of the Company or the Assets, or transportability of product, (e) the environmental or physical condition of the Assets, (f) federal, state, local or tribal income or other Tax consequences associated with the Company, the Assets or the Interests, (g) the absence of patent or latent defects, (h) the state of repair of the Assets, (i) any warranty regarding merchantability or conformity to models, (j) any rights of any member of Buyer Group under appropriate Laws to claim diminution of consideration or return of the purchase price, (k) any warranty of freedom from patent, copyright or trademark infringement, (l) warranties existing under applicable Law now or hereafter in effect, (m) any warranty regarding fitness for a particular purpose and (n) production rates, recompletion opportunities, decline rates, gas balancing information or the quality, quantity or volume of the reserves of Hydrocarbons, if any, attributable to the Assets.
ARTICLE 6
SELLER’S REPRESENTATIONS AND WARRANTIES
     Seller represents and warrants to Buyer the following:
     6.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority to own the Interests owned by Seller. Seller is duly licensed or qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which such qualification is required by Law except where the failure to qualify would not have a Material Adverse Effect.
     6.2 Authority; Authorization of Agreement. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is a party and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party. This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Seller, shall constitute, the valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).
     6.3 No Violations. Except for (a) Customary Post-Closing Consents, (b) any consents or approvals listed on Schedule 6.14, and (c) any change of control provisions or other applicable transfer restrictions in any seismic contracts to which any the Company is a party or is bound, Seller’s execution and delivery of this Agreement and the Operative Documents to which it is a party and the consummation of the transactions contemplated by this Agreement by it shall not:
          (i) conflict with or require the consent of any Person under any of the terms, conditions or provisions of the organizational documents of Seller or of the Company;
          (ii) violate any provision of, or require any filing, consent or approval under, any Laws applicable to Seller or the Company except (in each case) where such violation or the failure to make or obtain such filing, consent or approval would not have a Material Adverse Effect;
          (iii) conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization, approval, or change of control or similar payment under any Material Contract, except where such conflict, breach or default would not have a Material Adverse Effect; or
          (iv) result in the creation or imposition of any lien or Encumbrance upon one or more of the Interests or the Assets except for the Permitted Encumbrances.
     6.4 Legal Proceedings. Schedule 6.4 sets forth all Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing, against or by the Company.
     6.5 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened against Seller or the Company.
     6.6 Foreign Person. Seller is not a “foreign person” within the meaning of Section 1445 of the Code.
     6.7 The Interests. The authorized equity securities of the Company consist of limited liability company membership interests. The Interests constitute all of the issued and outstanding limited liability company membership interests of the Company. The Interests have been duly authorized and validly issued and are fully paid and, to the extent provided by applicable Law, nonassessable. Seller owns all of the Interests free and clear of any security interests, Claims, restrictions on transfer, options, warrants, purchase rights, conversion rights, and exchange rights, and there are no other Contracts or commitments that could require Seller to sell, transfer, or otherwise dispose of the Interests, other than this Agreement. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the Interests.

     6.8 Subsidiaries. As of the Closing, the Company will have no Subsidiaries and no direct or indirect equity interest in any Person.
     6.9 The Company.
          (a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware. The Company has full limited liability company power and authority to own, lease or otherwise hold the Assets it owns, leases or otherwise holds and conduct its business in the manner presently conducted and is duly qualified to conduct business in the jurisdictions set forth on Schedule 6.9(a), which are all of the jurisdictions in which such qualification is required by Law except where failure to qualify would not have a Material Adverse Effect.
          (b) Seller has delivered to Buyer true and complete copies of the organizational documents of the Company.
          (c) Effective as of the Closing Date, Seller warrants Defensible Title to the Leases (or to the specified zone(s) therein) shown in Exhibit A and to the other Assets unto Buyer against every Person whomsoever lawfully claiming or to claim the same or any part thereof by, through or under Seller or its Affiliates, but not otherwise, subject, however, to the Permitted Encumbrances and to any matters properly filed of record at the MMS by at least two (2) Business Days prior to the Title Claim Date.
          (d) The tangible personal property comprising the Assets is in a condition sufficient to operate the Assets as currently operated. The Assets are free and clear of all encumbrances other than Permitted Encumbrances.
          (e) Except as set forth on Schedule 6.9(e), as of the Closing Date, the Company has no liabilities that would be required to be reflected on a balance sheet (including the footnotes thereto) of the Company prepared in accordance with GAAP, other than current liabilities incurred in the ordinary course of business with respect to the Assets.
          (f) The books of account, minute books, and other records of the Company, which have been or will be made available to Buyer prior to Closing, are complete and correct and accurately reflect all meetings held of, and Company action taken by, the members, managers and any committees thereof.
          (g) To Seller’s Knowledge, there are no facts or circumstances that exist that would give rise to liability pursuant to Section 4.2(f).
     6.10 Taxes. Except as set forth on Schedule 6.10: (a) all Tax Returns that were required to be filed by the Company on or before the date of this Agreement have been duly and timely filed and were correct and complete when filed, (b) all Taxes shown as due on each such Tax Return have been timely paid in full, (c) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, (d) the Company does not have in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency, and (e) the

Company is an entity properly treated as “disregarded as an entity separate from its owner” within the meaning of Treas. Reg. § 301.7701-3.
     6.11 Material Contracts.
          (a) Each of the Contracts of the type described below to which the Company is a party other than any such Contracts constituting Excluded Assets (collectively, the “Material Contracts”) are set forth on Schedule 6.11:
               (i) any Contract that can reasonably be expected to result in aggregate payments by the Company of more than Five Hundred Thousand Dollars ($500,000) during the current or any subsequent fiscal year of the Company (based solely on the terms thereof and without regard to any expected increase in volumes or revenues);
               (ii) any Contract that can reasonably be expected to result in aggregate revenues to the Company of more than Five Hundred Thousand Dollars ($500,000) during the current or any subsequent fiscal year of the Company (based solely on the terms thereof and without regard to any expected increase in volumes or revenues);
               (iii) any marketing, sales, transportation, processing or similar Contract that is not terminable without penalty on sixty (60) Days or less notice;
               (iv) any indenture, mortgage, loan, credit or sale-leaseback or similar Contract that can reasonably be expected to result in aggregate payments by the Company of more than Five Hundred Thousand Dollars ($500,000) during the current or any subsequent fiscal year of the Company;
               (v) any Contract that constitutes a lease, under which the Company is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by the Company without penalty upon sixty (60) Days or less notice and (B) involves an annual base rental of more than One Hundred Thousand Dollars ($100,000); and
               (vi) any Contract with an Affiliate of Seller that will not be terminated prior to Closing.
          (b) Except as set forth on Schedule 6.11 and except for such matters that would not have a Material Adverse Effect, the Material Contracts are in full force and effect in accordance with their respective terms, there exist no defaults thereunder by Seller or the Company or, to Seller’s Knowledge, by any other Person that is a party to such Material Contracts and no event has occurred that with notice or lapse of time or both would constitute any default under any such Contract by Seller or the Company or, to Seller’s Knowledge, any other Person who is a party to such Material Contract. Prior to the execution of this Agreement, Seller has furnished or made available to Buyer copies of each Material Contract and all amendments thereto.
     6.12 No Violation of Laws. Except as set forth on Schedule 6.12, the Company is not and, except for violations that have been remedied, has not been in violation of any applicable Laws including, without limitation, those with respect to the ownership and operation of the

Assets, except where such violation would not have a Material Adverse Effect. This Section 6.12 does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Section 6.19.
     6.13 Preferential Rights. There are no preferential rights to purchase that are applicable to the transactions contemplated hereby.
     6.14 Restrictions on Assignment. Except (a) as set forth in Schedule 6.14, (b) Customary Post-Closing Consents, and (c) Contracts that are terminable upon not greater than thirty (30) Days notice without payment of any fee, there are no consents or other restrictions on assignment, including, but not limited to, requirements for consents from Non-Parties to any assignment (in each case) that would be applicable in connection with the transfer of Interests.
     6.15 Royalties, Etc. The Company has not misapplied payments of any kind or character attributable to production owed to working interest owners and has paid all royalties, overriding royalties and other burdens on production due by the Company with respect to interests in the Leases owned by it, or if not paid, is contesting such royalties, overriding royalties and other burdens in good faith in the normal course of business.
     6.16 Bank Accounts. Schedule 6.16 sets forth (a) the name of each financial institution in which the Company has borrowing or investment agreements, deposit or checking accounts or safe deposit boxes and (b) the types of those arrangements and accounts, including, as applicable, names in which accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto.
     6.17 No Employees. On the Closing, the Company shall not have any employees. On and after the Closing, the Company will not have any severance arrangements, change in control payments or agreements, termination agreements or employment agreements, in each case with respect to employees to the extent employed prior to the Closing.
     6.18 No Employee Benefits. On and after the Closing, except as set forth on Schedule 6.18, the Company shall not sponsor, maintain, contribute to or have any liability to or with respect to any Benefit Plan that existed prior to the Closing or any former employee to the extent employed prior to the Closing.
     6.19 Environmental.
          (a) With respect to the Assets, Seller has not entered into, or is not subject to, any agreements, consents, orders, decrees, judgments, license or permit conditions, or other directives of any Governmental Authority in existence as of the date of this Agreement based on any Environmental Laws that relate to the future use of any of the Assets and that require any change in the present conditions of any of the Assets.
          (b) Except as set forth in Schedule 6.19, Seller has not received written notice from any Person of any release, disposal, event, condition, circumstance, activity, practice or incident concerning any land, facility, asset or property included in the Assets that interferes with or prevents compliance by Seller with any Environmental Law or the terms of any license or permit issued pursuant thereto which would have a Material Adverse Effect.

          (c) To Seller’s Knowledge, all material reports, studies, written notices from environmental Governmental Authorities, tests, analyses, and other documents specifically addressing environmental matters related to Seller’s ownership or operation of the Properties, which are in Seller’s possession, have been made available to Buyer.
     6.20 Imbalances. To Seller’s Knowledge, Schedule 6.20 sets forth material Hydrocarbons imbalances associated with the Assets as of September 30, 2007.
     6.21 Current Commitments. Schedule 6.21 sets forth as of the date of this Agreement all authorities for expenditures (“AFE’s”) relating to the Leases to drill or rework wells or for other capital expenditures pursuant to any of the Material Contracts or any applicable joint operating agreement for which all of the activities anticipated in such AFE’s or commitments have not been completed by the date of this Agreement.
     6.22 Derivatives. There are no commodity related derivative instruments, including but not limited to, price hedges, swap agreements, or collar agreements, on all or any part of the Hydrocarbons produced from the Assets.
     6.23 Insurance. Schedule 6.23 sets forth a complete and accurate list of all insurance policies of Seller and its Affiliates which cover the Assets, including the policy numbers, names and addresses of insurers and liability or risk covered, amounts of coverage, limitations, deductions and expiration dates. Such insurance policies are valid, outstanding and in full force and effect.
ARTICLE 7
BUYER’S REPRESENTATIONS AND WARRANTIES
     Buyer represents and warrants to Seller the following:
     7.1 Organization and Good Standing. Buyer is a Delaware corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation and has all requisite corporate power and authority to own the Interests. Buyer is duly licensed or qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which it is required by Law except where the failure to qualify would not have a material adverse effect on the business, financial condition or results in operations of Buyer or any of its Subsidiaries taken as a whole or make impossible the consummation of the transactions contemplated by this Agreement.
     7.2 Authority; Authorization of Agreement. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is a party and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party. This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Buyer, shall constitute, the valid and binding obligation of Buyer, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

     7.3 No Violations. Buyer’s execution and delivery of this Agreement and the Operative Documents, to which it is a party and the consummation of the transactions contemplated by this Agreement by it shall not:
          (a) conflict with or require the consent of any Person under any of the terms, conditions or provisions of the organizational documents of Buyer;
          (b) violate any provision of, or require any filing, consent or approval under any Laws applicable to Buyer; or
          (c) conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under: (i) any material agreement or any mortgage, indenture, loan, credit agreement or other agreement evidencing indebtedness for borrowed money to which Buyer is a party or by which Buyer is bound, except (in each case) where such conflict, breach or default would not materially affect Buyer’s ability to consummate the transactions contemplated hereby or (ii) any order, judgment or decree of any Governmental Authority.
     7.4 SEC Disclosure. Buyer is acquiring the Interests for its own account for use in its trade or business and not with a view toward any sale or distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue sky Laws or other applicable securities Laws.
     7.5 Claims, Disputes and Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to Buyer’s Knowledge, threatened in writing against Buyer that would prevent the consummation of the transactions contemplated by this Agreement.
     7.6 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s Knowledge, threatened against Buyer.
     7.7 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transaction contemplated herein, subject to the express representations of Seller set forth in this Agreement, Buyer (a) has relied or shall rely solely on its own independent investigation and evaluation of the Assets and the express provisions of this Agreement and (b) has satisfied or shall satisfy itself as to the environmental and physical condition of and contractual arrangements affecting the Assets. Buyer has no Knowledge of any fact that results in the breach of any representation, warranty or covenant of Seller given hereunder.
     7.8 Financing. Buyer will have as of the Closing Date, sufficient funds with which to pay the Purchase Price and consummate the transactions contemplated by this Agreement.

ARTICLE 8
COVENANTS
     8.1 Release of Contribution Claim. Seller releases the Company from and against any claims for contribution or indemnity due to any breach by the Company of any covenant or agreement hereunder.
     8.2 Conduct of Business.
          (a) Except as set forth in Schedule 8.2, as provided in the Material Contracts, required by Law or Order, or as specifically contemplated by this Agreement, from the date of this Agreement until the Closing Date, Seller shall cause the Company to, unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed):
               (i) operate only in the usual, regular and ordinary manner consistent with past practice in all material respects, and use its commercially reasonable efforts to preserve its present business operations and organization;
               (ii) maintain books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years, and comply in all material respects with all contractual and other obligations;
               (iii) comply in all material respects with all applicable Laws and Orders to which it is subject;
               (iv) not acquire by merger, consolidation, purchase of stock or assets, or otherwise, any Person;
               (v) except in the ordinary course of business under existing lines of credit, not create, incur or assume any debt for borrowed money;
               (vi) not make any material election with respect to Taxes;
               (vii) not amend or modify its organizational documents;
               (viii) not incur any capital expenditures in excess of Five Hundred Thousand Dollars ($500,000) except in case of emergency or as may otherwise be required to prevent injury or damage to persons, property or the environment or except for capital expenditures that have been approved prior to the date of this Agreement or are covered by the AFE’s listed on Schedule 6.21; and
               (ix) not agree to take any action or actions prohibited by any of the foregoing clauses (i) through (ix).
          (b) Buyer agrees and understands that Seller shall have the right to cause the Company to make dividends or distributions of cash directly or indirectly to Seller at any time prior to the Closing. Such right shall not include the right to declare dividends or distributions prior to the Closing that are payable after the Closing. Buyer further acknowledges that the

Company owns undivided interests in certain of the Assets, and Buyer agrees that the acts or omissions of the other working interests owners who are not Affiliates of Seller shall not constitute a breach of the provisions of this Section 8.2, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 8.2.
          (c) Buyer acknowledges and agrees that prior to the Closing Seller may take, or cause to be taken, any and all actions necessary or helpful to transfer to Seller or an Affiliate of Seller (other than a Subsidiary of the Company) prior to the Closing all employees of the Company and its Subsidiaries. Buyer acknowledges and agrees that prior to the Closing, except for the Benefit Plans set forth on Schedule 6.18, Seller shall take, or cause to be taken, any and all actions necessary or helpful to (i) transfer to Seller or an Affiliate of Seller (other than a Subsidiary of the Company) all Benefit Plans maintained or sponsored by the Company or a Subsidiary of the Company, (ii) have all liabilities and obligations of the Company and its Subsidiaries to or with respect to any former employee or independent contractor (or any beneficiary of either) or any Benefit Plan assumed in full by Seller or an Affiliate of Seller (other than the Company or a Subsidiary of the Company), and (iii) have the Company and its Subsidiaries withdraw from participating in any Benefit Plan of the Seller or other Affiliate, if any. Seller shall be responsible for all liabilities and obligations relating to that certain health savings account for current employees which will terminate after Closing at the end of its notice period.
     8.3 Return of Information. In the event of termination of this Agreement, Buyer shall promptly, and in any event, within ten (10) Days of such termination, return or cause to be returned to Seller all documents and other materials obtained from or on behalf of Seller in connection with the transactions contemplated hereby and shall keep confidential any such information, all in accordance with the provisions of the Confidentiality Agreement.
     8.4 Excluded Assets. Seller shall cause the Company to convey to Seller or Seller’s designees the Excluded Assets at any time or times at or prior to Closing subject to post-Closing consents and approvals; provided that Seller shall use its reasonable efforts to cause such conveyances to occur prior to the Effective Time and lease assignments shall be dated effective as of December 31, 2007. To the extent such conveyances are not completed at Closing, Buyer agrees to assist and to cause the Company to assist Seller in completing such conveyances, in accordance with the instructions of Seller and at Seller’s sole cost. Until such conveyances are completed, Buyer agrees to cause the Company to comply with the reasonable instructions of Seller with respect to the ownership and operation of the Excluded Assets in compliance with Laws and at Seller’s sole cost and expense. If following the Closing the Company or Buyer receives any income, proceeds or other receivables or assets attributable to the Excluded Assets, Buyer acknowledges that such assets are the property of Seller and shall cause such assets to be conveyed to Seller as promptly as possible.
     8.5 Governmental Bonds. Buyer acknowledges that none of the bonds, letters of credit and guarantees, if any, posted by Seller or its Affiliates with Governmental Authorities and relating to the Assets are transferable to Buyer. On or before the Closing Date, Buyer shall obtain, or cause to be obtained in the name of Buyer or its designee, replacements for bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller and/or its Affiliates. In addition, at or prior to Closing, Buyer shall deliver to Seller evidence of the posting of bonds or other security with all applicable Governmental Authorities meeting the requirements of such authorities to own and, where appropriate, operate, the Assets. Buyer and Seller agree to cooperate such that there is no gap in the bonds posted with the MMS; provided that any costs incurred by Seller in connection with such cooperation shall be borne by Buyer.
     8.6 Transitional Services. Seller and Buyer will execute and deliver at the Closing the Transition Services Agreement, pursuant to which Seller will continue to provide certain services to the Company or the Buyer for the period of time after the Closing and at the rate of compensation, specified therein.
     8.7 Drilling Well. Seller, in exchange for the upward adjustment to the Purchase Price identified in Section 2.2(l), shall pay all costs associated with or related to the HI 166 (OCS-G 06200) #5 Well (the “Well”), which will be drilled to a total depth of 17,700 feet or to a depth sufficient to test the Rob-M3 & Rob-M4 sand, as identified in the MWD log of the HI 130#2 well, whichever is the lesser depth (“Total Depth”). Seller’s payment of all costs shall include the costs for the drilling of the Well to Total Depth, the open hole logging of the Well, and the casing of the Well through the pay sands identified herein as targets or, in the case of a dryhole, the plugging and abandonment of the well. In addition to the foregoing, Seller shall pay all costs in the event the Well is sidetracked for mechanical reasons prior to reaching Total Depth as a result of the majority vote of the working interest owners (with the Seller abstaining from any such vote or, if there is not a quorum of the working interest owners, with Seller voting with the majority of other working interest owners). For the avoidance of doubt, Seller shall have no liability for any Well costs in connection with any substitute or redrill well in the event the bore hole from the original Well is plugged and abandoned before reaching Total Depth. For the avoidance of the doubt, once the Well has reached Total Depth, Seller shall have no liability for any geologic sidetracks or any other operations which are not set forth in the original AFE.
     8.8 Intercompany Agreements. Except for the Transition Services Agreement, at or prior to the Closing, Seller and its Affiliates shall terminate any and all contracts between the Company, on one hand, and Seller or its Affiliates, on the other hand.
ARTICLE 9
CONDITIONS PRECEDENT TO CLOSING
     9.1 Conditions Precedent to Seller’s Obligation to Close. The obligation of Seller to proceed with the Closing is subject to the satisfaction (or waiver in writing in whole or in part by Seller) of each of the following conditions precedent and those in Section 9.3:
          (a) the representations and warranties of Buyer contained in Article 7 of this Agreement shall be true and correct in all material respects at and as of Closing as though such representations and warranties were made at such time;
          (b) Buyer shall have complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Buyer prior to Closing; and

          (c) Seller shall have obtained the consents of Banc of America Leasing & Capital, LLC and Societe Generale Financial Corporation relating to the conveyance of the Excluded Assets; provided that Seller shall use its commercially reasonable efforts to obtain such consents.
     9.2 Conditions Precedent to Buyer’s Obligation to Close. The obligation of Buyer to proceed with the Closing is subject to the satisfaction (or waiver in writing in whole or in part by Buyer) of each of the following conditions precedent and those in Section 9.3:
          (a) the representations and warranties of Seller contained in Article 6 of this Agreement (i) that are qualified as to Material Adverse Effect shall be true and correct as of the Closing Date as though such representations and warranties were made at such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (ii) those not so qualified shall be true and correct as of the Closing Date as though such representations and warranties were made at such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for failures of the representations and warranties referred to in this clause (ii) to be true and correct as would not reasonably be expected to have, in the aggregate, a Material Adverse Effect;
          (b) Seller shall have complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Seller prior to Closing; and
          (c) Buyer shall have received the Parent Company Guaranty from Statoil North America, Inc., the form of which is attached hereto as Exhibit I.
     9.3 Conditions Precedent to Obligation of Each Party to Close. The obligation of each Party to proceed with the Closing is subject to the satisfaction (or waiver in writing in whole or in part by such Party) of each of the following conditions precedent:
          (a) there shall be no Legal Proceeding instituted by a Governmental Authority having appropriate jurisdiction seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated under the terms of this Agreement;
          (b) there shall be no Order of any Governmental Authority having appropriate jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated herein; and
          (c) all material consents and approvals, including those consents and approvals described in Schedule 6.14 (except for Customary Post-Closing Consents and for the consents described in Section 9.1(c)) shall have been obtained.
ARTICLE 10
THE CLOSING
     10.1 Closing. Closing shall take place at 10:00 a.m., Central Standard Time, at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002 on the Closing Date.

Seller shall provide Buyer with wiring instructions designating the account or accounts to which the Purchase Price is to be delivered.
     10.2 Obligations of Seller at Closing. At Closing, Seller shall deliver or cause to be delivered to Buyer the following:
          (a) the Assignment;
          (b) resignations of the board of managers and officers of the Company;
          (c) four (4) originals of the Certificate executed by an authorized officer or an attorney-in-fact of Seller;
          (d) four (4) originals of the Non-Foreign Certificate executed by an authorized officer or an attorney-in-fact of Seller;
          (e) four (4) originals of resolutions of Seller’s authorizing bodies authorizing the transactions contemplated by this Agreement (including designation of the Persons authorized to execute this Agreement on behalf of Seller and the Operative Documents to which it is a party); and
          (f) the Transition Services Agreement.
     10.3 Obligations of Buyer at Closing. At Closing, Buyer shall deliver or cause to be delivered to Seller the following:
          (a) the Closing Amount (less the Deposit) by wire transfer;
          (b) four (4) originals of the Certificate executed by an authorized officer or an attorney-in-fact of Buyer;
          (c) four (4) originals of resolutions of a Secretary’s certificate of Buyer certifying resolitions of Buyer’s Board of Directors authorizing the transactions contemplated by this Agreement (including designation of the Persons authorized to execute this Agreement on behalf of Buyer); and
          (d) the Transition Services Agreement.
ARTICLE 11
TERMINATION
     11.1 Grounds for Termination. Subject to Section 11.2, this Agreement may be terminated (except for the provisions referenced in Section 11.2 below) at any time prior to Closing upon the occurrence of any one or more of the following:
          (a) by the mutual written agreement of the Parties;
          (b) by either Party (by giving written notice to the other Party), if the consummation of the transactions contemplated herein would violate any final Order of any

Governmental Authority having appropriate jurisdiction enjoining the consummation of the transactions contemplated herein; provided that the Party seeking to terminate this Agreement pursuant to this Section 11.1(b) shall have used commercially reasonable efforts to prevent the entry of and to remove such Order;
          (c) by either Party (by giving written notice to the other Party), if the other Party has breached this Agreement and such breach causes any of the conditions to Closing for the other Party not to be satisfied (or, if prior to Closing, is of such a magnitude that it will not be possible for such condition to be satisfied); provided, however, that in the case of a breach that is capable of being cured (other than a breach of Buyer’s obligation to pay the Closing Amount which for purposes of clarification shall have no cure period), the breaching Party shall have a period of thirty (30) Days following receipt of such notice to attempt to cure the breach and the termination under this Section 11.1(c) shall not become effective until the end of such thirty (30) Day period; provided, further, that if at the end of such thirty (30) Day period, the breaching Party is endeavoring in good faith, and proceeding diligently, to cure such breach, the breaching Party shall have an additional thirty (30) Days in which to effect such cure and the termination shall only become effective, in such case, upon the expiration of this sixty (60) Day period; provided, further, that such cure periods shall not extend the Outside Date and shall be reduced so that they end on the Outside Date;
          (d) by either Party (by giving written notice to the other Party), if Closing has not occurred by March 31, 2008 (the “Outside Date”), through no breach of this Agreement by the terminating Party or its Affiliates; and
          (e) by either Party (by giving written notice to the other Party), if the sum of (i) all Title Defect Amounts determined under Section 3.3(d)(i) prior to Closing, less the sum of all Title Benefit Amounts determined under Section 3.3(b) prior to Closing, plus (ii) all Remediation Amounts for Environmental Defects determined under Section 3.7(b)(i) prior to the Closing, equals thirty percent (30%) or more of the Purchase Price.
     11.2 Effect of Termination. A Party shall not have the right to terminate this Agreement under Section 11.1 if it is then in breach of this Agreement. If this Agreement is terminated in accordance with Section 11.1, such termination shall be without liability to either Party, except with respect to any Party who has willfully breached this Agreement and except that performance of the obligations contained in this Section 11.2 and in Sections 2.8, 4.8, 11.3, 12.1, 13.1, 13.4, 13.8, 13.10, 13.11, 13.12, 13.13, 13.14, 13.15, 13.16, 13.17, 13.18 and 13.19 shall survive termination of this Agreement. In the event this Agreement is terminated pursuant to Section 11.1(d) as a result of the condition to Closing set forth in Section 9.1(c) not being satisfied, and the conditions to closing set forth in Sections 9.1(a), 9.1(b) and 9.3 are satisfied, then Seller shall pay to Buyer an amount equal to seven and one-half percent (7.5%) of the Purchase Price as liquidated damages. The provision for payment of liquidated damages in this Section has been included because, in the event of such a termination of this Agreement, the actual damages to be incurred by Buyer can reasonably be expected to approximate the amount of liquidated damages called for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.

     11.3 Confidentiality.
          (a) Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary but subject to the next sentence of this Section 11.3, the terms of each of the Confidentiality Agreement and the Confidentiality Agreement (Seller) shall remain in full force and effect. If Closing of the transaction contemplated under the terms of this Agreement occurs, the Confidentiality Agreement shall terminate (which termination shall be effective as of Closing). The Confidentiality Agreement (Seller) shall terminate in accordance with its terms.
          (b) Buyer agrees to maintain all information made available to it in connection with the transactions contemplated by this Agreement regarding Seller or Seller’s Affiliates (other than the Company) or the Excluded Assets confidential and to, and cause the rest of the Buyer Group to, maintain in strict confidence any and all such information. It is understood that Buyer shall have no obligation or liability hereunder with respect to information that (i) is in or, through no fault of Buyer Group, comes into the public domain, (ii) any member of the Buyer Group is required by any Governmental Authority to disclose or (iii) Buyer in good faith deems to be required to be disclosed by any member of the Buyer Group under applicable Law or under applicable rules and regulations of a stock exchange or market on which the securities of such Person are listed, in connection with Tax Returns, financial statement preparation and audit or as requested by ratings agencies, or in connection with pursuing and defending Claims pursuant to Article 4. In each case to which the exceptions in clause (ii) or (iii) apply, Buyer will, and will direct the other members of the Buyer Group (as applicable) to, use its commercially reasonable efforts to give Seller reasonable advance notice and take such commercially reasonable actions as Seller may propose to minimize the required disclosure.
          (c) From and after the Closing Date, Seller will, and will cause the rest of the Seller Group to maintain in strict confidence any and all confidential information concerning the Assets or the Company or any non-public information concerning Buyer or its business obtained during the course of the transaction contemplated by this Agreement. It is understood that Seller shall have no obligation or liability hereunder with respect to information that (i) is in or, through no fault of Seller Group, comes into the public domain, (ii) any member of the Seller Group is required by any Governmental Authority to disclose or (iii) Seller in good faith deems to be required to be disclosed by any member of the Seller Group under applicable Law or under applicable rules and regulations of a stock exchange or market on which the securities of such Person are listed, in connection with Tax Returns, financial statement preparation and audit or as requested by ratings agencies, or in connection with pursuing and defending Claims pursuant to Article 4. In each case to which the exceptions in clause (ii) or (iii) apply, Seller will, and will direct the other members of the Seller Group (as applicable) to, use its commercially reasonable efforts to give Buyer reasonable advance notice and take such commercially reasonable actions as Buyer may propose to minimize the required disclosure.
ARTICLE 12
ARBITRATION
     12.1 Arbitration. Unless expressly provided otherwise in this Agreement, any and all Arbitrable Disputes must be resolved through the use of binding arbitration using three (3)

arbitrators, in accordance with the Commercial Arbitration Rules of the AAA, as supplemented to the extent necessary to determine any procedural appeal questions by the Federal Arbitration Act (Title 9 of the United States Code). If there is any inconsistency between this Article and the Commercial Arbitration Rules or the Federal Arbitration Act, the terms of this Article shall control the rights and obligations of the Parties. If there is more than one (1) Arbitrable Dispute that involves the same facts and parties as the facts and parties with respect to which an arbitration has been initiated pursuant to this Agreement, such disputes shall be consolidated into the first arbitration initiated pursuant to this Agreement. No other arbitration shall be consolidated with any arbitration initiated pursuant to this Agreement without the agreement of the Parties or parties thereto. Arbitration may be initiated by a Party (“Claimant”) serving written notice on the other Party (“Respondent”) that the Claimant has referred the Arbitrable Dispute to binding arbitration. Claimant’s notice initiating binding arbitration must describe in reasonable detail the nature of the Arbitrable Dispute and the facts and circumstances relating thereto and identify the arbitrator Claimant has appointed. Respondent shall respond to Claimant within thirty (30) Days after receipt of Claimant’s notice, identifying the arbitrator Respondent has appointed. If Respondent fails for any reason to name an arbitrator within the thirty (30) Day period, Claimant shall name the arbitrator for Respondent’s account. The two (2) arbitrators so chosen shall select a third arbitrator (who must have not less than seven (7) years experience as a lawyer in the energy industry) within thirty (30) Days after the second arbitrator has been appointed. If the two arbitrators are unable to agree on a third arbitrator within thirty (30) Days from the date the second arbitrator has been appointed, then a third arbitrator shall be selected by the AAA office in Houston, Texas, with due regard given to the selection criteria above and input from the Parties and other arbitrators. The AAA shall select the third arbitrator not later than ninety (90) Days from initiation of arbitration. In the event AAA should fail to select the third arbitrator within ninety (90) Days from initiation of arbitration, then either Party may petition the Chief United States District Judge for the Southern District of Texas to select the third arbitrator. Due regard shall be given to the selection criteria above and input from the Parties and other arbitrators. Claimant shall pay the compensation and expenses of the arbitrator named by or for it, and Respondent shall pay the compensation and expenses of the arbitrator named by or for it. Claimant and Respondent shall each pay one-half of the compensation and expenses of the third arbitrator. All arbitrators must be neutral parties who have never been officers, directors or employees of the Parties or any of their Affiliates. Unless expressly provided otherwise in this Agreement, the two (2) arbitrators named by the Parties must have not less than seven (7) years experience in the energy industry, and must have a formal education or training in the area of dispute resolution. The hearing shall be conducted in Houston, Texas and commence within sixty (60) Days after the selection of the third arbitrator. The Parties and the arbitrators should proceed diligently and in good faith in order that the award may be made as promptly as possible. The arbitrators shall determine the Arbitrable Disputes of the Parties and render a final award in accordance with the substantive Law of the State of Texas, excluding the conflicts provisions of such Law. The arbitrators shall render their decision on or before sixty (60) Days following the completion of the hearing. The arbitrator’s decision shall be in writing and set forth the reasons for the award and shall include an award of costs to the prevailing party, including without limitation reasonable attorneys’ fees and disbursements. All statutes of limitations and defenses based upon passage of time applicable to any Arbitrable Dispute (including any counterclaim or setoff) shall be interrupted by the filing of the arbitration and suspended while the arbitration is pending. The terms hereof shall not create or limit any obligations of a Party to defend, indemnify, or hold harmless another Party against court proceedings or other Claims. In order to prevent irreparable harm, the arbitrators shall have the power to grant temporary or permanent injunctive or other equitable relief. A Party may, notwithstanding any other provision of this Agreement, seek temporary injunctive relief from any court of competent jurisdiction; provided that the Party seeking such relief shall (if arbitration has not already been commenced) simultaneously commence arbitration. Such court-ordered relief shall not continue more than ten (10) Days after the appointment of the arbitrators and in no event for longer than sixty (60) Days. Except as provided in the Federal Arbitration Act, the decision of the arbitrators shall be binding on and non-appealable by the Parties. Each Party agrees that any arbitration award against it may be enforced in any court of competent jurisdiction and that any Party may authorize any such court to enter judgment on the arbitrators’ decisions. The arbitrators may not grant or award indirect, consequential, punitive or exemplary damages or damages for lost profits.
ARTICLE 13
MISCELLANEOUS
     13.1 Notices. All notices and other communications required or desired to be given hereunder must be in writing and sent (properly addressed as set forth below) by: (a) U.S. mail with all postage and other charges fully prepaid, (b) hand delivery, or (c) facsimile transmission. A notice shall be deemed effective on the date on which such notice is received by the addressee, if by mail or hand delivery, or on the date sent, if by facsimile (as evidenced by fax machine confirmation of receipt); provided, however, if such date is not a Business Day, then date of receipt shall be on the next date which is a Business Day. Each Party may change its address by notifying the other Party in writing of such address change.
If to Seller:
Hydro Gulf of Mexico, Inc.
2103 City West Blvd., Suite 800
Houston, Texas 77042
Facsimile: (713) 918-8290
Attn: Bill Moore, Land Manager
With a copy to:
Hydro Gulf of Mexico, Inc.
2103 City West Blvd., Suite 800
Houston, Texas 77042
Facsimile: (713) 918-8290
Attn: James R. Meek, Manager – Commercial and Negotiations
If to Buyer:
Mariner Energy, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, TX 77042

Facsimile: (713) 954-3820
Attn: Teresa Gear Bushman, Senior Vice President and General Counsel
with a copy to:
Michael T. Larkin
Adams and Reese LLP
4400 One Houston Center
1221 McKinney
Houston, Texas 77010
Facsimile: (713) 652-5152
Attn: Michael T. Larkin
and a copy to:
Mark A. Mathews
Adams and Reese LLP
4400 One Houston Center
1221 McKinney
Houston, Texas 77010
Facsimile: (713) 652-5152
Attn: Mark A. Mathews
     13.2 Names. As soon as reasonably possible after the Closing, (a) but in no event later than ten (10) Days after Closing, Buyer shall change the name of the Company to remove the names of Seller and its Affiliates, including “Hydro,” “Statoil” and “StatoilHydro” therein, and (b) but in no event later than ninety (90) Days after such Closing, Buyer shall remove the names of Seller and its Affiliates, including “Hydro” and all variations thereof, from the Assets. As soon as reasonably possible after the Closing, Buyer shall make the requisite filings with, and provide the requisite notices to, the appropriate Governmental Authorities to accomplish the foregoing and to place the title or other indicia of ownership of the Assets in a name other than any name of Seller or any of its Affiliates, or any variations thereof.
     13.3 Transactional Costs. Buyer shall be responsible for recording and filing documents associated with the transfer of the Interests, including the Assets (if applicable), to it and for all costs and fees associated therewith, including filing the assignments with appropriate federal, state and local authorities as required by applicable Law. Seller shall be responsible for recording and filing documents associated with the transfer of the Excluded Assets to it and for all costs and fees associated therewith, including filing the assignments with appropriate federal, state and local authorities as required by applicable Law. Buyer shall also be responsible for the payment of any and all stamp, documentary, stock transfer, real property transfer, real property gains, sales, gross receipts, use or similar Taxes or assessments resulting from its acquisition of the Interests contemplated by this Agreement. As soon as practicable after recording or filing, Buyer shall furnish Seller with all recording data and evidence of all required filings. Buyer shall also be responsible for obtaining Customary Post-Closing Consents applicable to the transaction contemplated hereunder and all costs and fees associated therewith.
     13.4 Expenses. Except as otherwise specifically provided herein, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same, including, without limitation, legal and accounting fees, costs and expenses.
     13.5 Records in Seller’s Possession. Within thirty (30) Days after the Closing Date (except as provided below), Seller shall furnish to Buyer the Records that are maintained by Seller or its Affiliates; provided, however, that (a) such Records shall not include any Records relating to the sale of the Assets or the Interests or the process relating thereto, (b) such Records shall not include any Records associated with the Excluded Assets or the Other Assets and Businesses and (c) Seller may retain copies of any or all Records. Buyer shall maintain the Records it acquires for a period of ten (10) years after Closing and shall afford Seller full access to the Records as reasonably requested by Seller. If Buyer desires to destroy any Records within such ten (10) year period, Buyer shall notify Seller in writing prior to such destruction and provide Seller the opportunity to take possession of the same at Seller’s sole cost. Notwithstanding the foregoing, Seller shall have no obligation to deliver originals of any Records that are subject to requests or orders from any Governmental Authority not to dispose of such Records.
     13.6 Generally Accepted Accounting Principles. Except as otherwise expressly provided in this Agreement, all accounting matters under this Agreement shall be determined in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”).
     13.7 Further Assurances. From and after Closing, at the request of any Party but without further consideration, the Parties shall execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as any Party reasonably may request to give effect to the transaction contemplated by this Agreement.
     13.8 Amendments, Waivers, Rights Cumulative and Severability. No amendments or other modifications to this Agreement shall be effective or binding on either of the Parties unless the same are in writing, designated as an amendment or modification, and signed by both Seller and Buyer. Any of the terms, covenants, representations, warranties, or conditions hereof may be waived only by a written instrument executed by or on behalf of the Party hereto waiving compliance. No course of dealing on the part of Seller or Buyer, or their respective officers, employees, agents, or representatives, nor any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. No waiver by any Party of any condition, or any breach of any term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation, or warranty. The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
     13.9 Successors and Assigns. This Agreement may not be assigned, either in whole or in part, without the express written consent of the non-assigning Party. The terms, covenants and conditions contained in this Agreement are binding upon and inure to the benefit of Seller and Buyer and their respective successors and permitted assigns.
     13.10 Headings. The titles and headings set forth in this Agreement have been included solely for ease of reference and may not be considered in the interpretation or construction of this Agreement.
     13.11 Governing Law. This Agreement (including administration of the binding arbitration provision set forth in Section 12.1) is governed by the Laws of the State of Texas, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction.
     13.12 No Partnership Created. It is not the purpose or intention of this Agreement to create (and it should not be construed as creating) a joint venture, partnership or any type of association, and the Parties are not authorized to act as an agent or principal for each other with respect to any matter related hereto.
     13.13 Public Announcements. Neither Seller nor Buyer (including any of its agents, employees or Affiliates in either case) may issue a public statement or press release with respect to the transactions contemplated by this Agreement (including the price and other terms) without good faith prior consultation with the other Party. If the Parties are unable in good faith to agree on the content of a public statement or press release, the releasing Party shall be entitled to release its version of the statement.
     13.14 No Third Party Beneficiaries. Nothing contained in this Agreement shall entitle anyone other than Seller and Buyer, their authorized successors and permitted assigns or the express beneficiaries of indemnity provisions to any Claim, cause of action, remedy or right of any kind whatsoever.
     13.15 Construction. The Parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement and to submit the same to legal counsel for review and comment. Moreover, the Parties have participated jointly in the negotiation and drafting of this Agreement. Based on the foregoing, the Parties agree that the rule of construction that a contract be construed against the drafter, if any, not be applied in the interpretation or construction of this Agreement.

     13.16 Schedules. The inclusion of any matter upon any Schedule attached hereto does not constitute an admission or agreement that such matter is material with respect to the representations and warranties contained herein. Information disclosed in each Schedule shall be deemed to be disclosed in each other Schedule as applicable.
     13.17 Conspicuousness of Provisions. The Parties acknowledge and agree that the provisions contained in this Agreement that are set out in “bold” satisfy the requirement of the “express negligence rule” and any other requirement at law or in equity that provisions contained in a contract be conspicuously marked or highlighted.
     13.18 Execution in Counterparts. This Agreement may be executed in any number of counterparts including by facsimile or electronic transmission, each of which shall be deemed to be an original, all of which when taken together shall constitute one and the same agreement.
     13.19 Entire Agreement. This Agreement, the Schedules and the Exhibits attached hereto which are incorporated herein by reference supersede all prior and contemporaneous negotiations, understandings, letters of intent and agreements (whether oral or written) between the Parties with respect to the subject matter hereof and constitute the entire understanding and agreement between the Parties with respect thereto.
     13.20 Like-Kind Exchange. Buyer may elect to engage in a “like-kind exchange” under Section 1031 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (collectively, the “1031 Rules”) with the Assets as “replacement property” under the 1031 Rules (“Buyer’s Exchange Transaction”). If Buyer so elects, and at Buyer’s reasonable request, Seller shall perform such actions and execute such documents as Buyer believes to be necessary or appropriate to facilitate Buyer’s Exchange Transaction; provided however that (i) Buyer agrees to hold Seller harmless from and against any expenses or liability for performing such actions or executing such documents and (ii) Buyer shall not be permitted to assign any of its obligations under this Agreement in connection with any such transaction.
[signatures follow on next page]

     IN WITNESS WHEREOF, the Parties have executed this Agreement on the Day and year first set forth above.

SELLER:

HYDRO GULF OF MEXICO, INC.

By:	/s/ Oivind Reinertsen

Name:	Oivind Reinertsen
Title:	President
Signature Page to Membership Interest Purchase Agreement
1

BUYER:

MARINER ENERGY, INC.

By:	/s/ Jesus G. Melendrez

Name:	Jesus G. Melendrez
Title:	Senior Vice President,
Corporate Development
Signature Page to Membership Interest Purchase Agreement
2